QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.5

annual information form

FOR THE YEAR ENDED DECEMBER 31, 2007
MARCH 7, 2008

TALISMAN
ENERGY

Unless the context indicates otherwise, reference in this Annual Information Form to "Talisman" or the "Company" includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries.

Forward-Looking Information

This Annual Information Form contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Information Form, including among other places, under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  estimated amounts and timing of capital expenditures;

  •
  business plans for drilling, exploration, development, and redevelopment and estimated timing;

  •
  business strategy and plans;

  •
  planned acquisitions and dispositions and their timing;

  •
  expected impact of proposed royalty changes;

  •
  estimated timing and results of new projects, including the timing of production;

  •
  anticipated construction and installation of facilities;

  •
  anticipated environmental compliance costs;

  •
  the merits or anticipated outcome or timing of pending litigation; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this Annual Information Form. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and, in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Information Form. The material risk factors include, but are not limited to:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  the risk that adequate pipeline capacity to transport gas to market may not be available;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of any future acquisitions and dispositions;

  •
  the ability of the Company to integrate any assets it may acquire or the performance of those assets;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

Talisman Energy 2007 Annual Information Form 1

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  competitive actions of other companies, including increased competition from other oil and gas companies;

  •
  changes in general economic and business conditions;

  •
  the effect of acts of, or actions against, international terrorism;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

  •
  results of the Company's risk mitigation strategies, including insurance and any hedging activities; and

  •
  the Company's ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors"; (2) in the Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure (which reports are attached as schedules to this Annual Information Form); and (3) elsewhere in this Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Note Regarding Reserves Data and

Other Oil and Gas Information

National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the US disclosure requirements, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers. Accordingly, most of the reserves data and other oil and gas information included in this Annual Information Form is disclosed in accordance with US disclosure requirements. Such information, as well as the information that Talisman discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the US requirements and the NI 51-101 requirements are that (i) SEC rules normally permit disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves and (ii) SEC rules require that the reserves and future net revenue be estimated under existing economic and operating conditions, whereas NI 51-101 requires disclosure of reserves and the associated future net revenue on a forecast basis. The US and Canadian definitions of proved reserves differ, but Talisman does not believe that the differences in the definitions would result in any material difference in its reserves estimates for that category. The Canadian Oil and Gas Evaluation Handbook ("COGEH", the reference source for the definition of proved reserves under NI 51-101) states that the differences in the estimated proved reserves quantities based on constant prices should not be material.

Talisman has disclosed proved reserves (including continuity of reserves) using the standards contained in US Regulation S-X and the standardized measure of discounted future net cash flows from proved reserves determined in accordance with Statement No. 69 of the US Financial Accounting Standards Board ("FAS 69"). US practice is to disclose net proved reserves after deduction of estimated royalty burdens and including net profit interests. In addition, notwithstanding that Talisman is not required to disclose probable reserves, it has done so using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Talisman does not believe that the differences in the SPE/WPC and NI 51-101 definitions of probable reserves would result in any material difference in its estimates of probable reserves disclosed in this Annual Information Form. Talisman's estimates of proved reserves and probable reserves are based on the same price assumptions. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Probable reserves do not meet the requirements of the SEC for inclusion in documents filed with the SEC by US companies.

Talisman makes reference to production volumes throughout this Annual Information Form. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

2 Talisman Energy 2007 Annual Information Form

Exchange Rate Information

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in Canadian dollars ("C$"). The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of US dollars ("US$") required to purchase one C$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31
	2007	2006	2005

Year-end	1.0120	0.8581	0.8577

High	1.0905	0.9099	0.8690

Low	0.8437	0.8528	0.7872

Average	0.9348	0.8820	0.8258

Abbreviations and Definitions

The abbreviations set forth below have the following meanings:

bbl	barrel
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels per day
C$	Canadian dollar
LNG	liquefied natural gas
mcf	thousand cubic feet
mmboe	million barrels of oil equivalent
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NGLs	natural gas liquids
NOK	Norwegian kroner
PSC	production sharing contract
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means Talisman's working interest owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests, royalty interests and net profit interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Talisman Energy 2007 Annual Information Form 3

Gross wells means the total number of wells in which Talisman owns a working interest. Net wells means Talisman's working interest owned in gross wells expressed as whole numbers and fractions thereof.

Corporate Structure

Talisman Energy Inc. is incorporated under the Canada Business Corporations Act. The Company's registered and head office is located at Suite 3400, 888 3rd Street SW, Calgary, Alberta T2P 5C5.

In 2006, Talisman amended its Articles of Amalgamation to subdivide its common shares ("Common Shares") on a three-for-one basis.

The following table sets forth the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2007.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned[1]

Fortuna Energy Inc.	Delaware, US	100%

Talisman (Corridor) Ltd.	Barbados	100%

Talisman Energy Canada	Alberta	100%

Talisman Energy Norge AS	Norway	100%

Talisman Energy (UK) Limited	England and Wales	100%

Talisman Malaysia Limited	Barbados	100%

Talisman North Sea Limited	England and Wales	100%

Note:

1
With the exception of Talisman Energy (UK) Limited, none of the above subsidiaries has any non-voting securities outstanding. All of the non-voting securities of Talisman Energy (UK) Limited are directly or indirectly held by Talisman. Talisman Energy Canada is described in more detail below.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2007.

Talisman Energy Inc. and Petromet Resources Limited, an indirect subsidiary of Talisman, are partners in an Alberta general partnership named Talisman Energy Canada (the "Partnership"). Talisman is the managing partner of the Partnership. Substantially all of Talisman's Canadian oil and gas operations are carried on through the Partnership.

General Development of the Business

Talisman is an independent, Canadian based, international upstream oil and gas company whose main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and NGLs. The Company's current reporting segments where there are ongoing exploration, development and production activities are North America, the UK (comprising the UK and Netherlands sectors of the North Sea), Scandinavia (comprising the Norwegian and Danish sectors of the North Sea), Southeast Asia (comprising Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea) and Other (comprising North Africa, Trinidad and Tobago, Colombia, Peru and Qatar).

During the past three years, Talisman has developed its business through a combination of exploration, development, acquisitions and dispositions as described below.

North America

In March 2005, the Partnership and a Talisman subsidiary collectively acquired the securities of a partnership that became known as Talisman Findley Partnership, which increased Talisman's working interests in 63 wells in the Alberta Foothills on average from

4 Talisman Energy 2007 Annual Information Form

15% to 57% and added approximately 128,000 undeveloped gross acres in the northern portion of the Alberta Foothills. In 2006, Talisman acquired an aggregate of 260,000 gross acres of land in a new core area of the Outer Alberta Foothills.

Through separate transactions occurring between 2004 and 2006, a Talisman subsidiary acquired interests in approximately 1,480,830 gross acres of land in the National Petroleum Reserve – Alaska ("NPR-A").

In 2006, Talisman sold non-strategic assets in Canada which were producing approximately 7,000 boe/d and to which Talisman attributed proved reserves of 16 mmboe as at December 31, 2005. In 2007, Talisman sold additional non-core assets in Canada, which collectively were producing approximately 19,000 boe/d and to which Talisman attributed proved reserves of 37 mmboe as at December 31, 2006.

In October 2006, Talisman Energy Canada sold its 2% gross overriding royalty interest in Alberta Oil Sands Lease 23 to Suncor Energy Inc. In January 2007, Talisman completed the sale of its indirect 1.25% interest in Syncrude Canada to Canadian Oil Sands Limited, the operating subsidiary of Canadian Oil Sands Trust ("COS") for cash consideration and trust units of COS. Talisman subsequently sold all of the COS trust units in the open market.

In January 2008, Talisman reached an agreement with RSX Energy Inc. ("RSX"), a publicly traded company listed on the TSX Venture Exchange, on the terms of a cash offer for all of the outstanding shares of RSX. RSX's principal natural gas assets are located in the Outer Foothills and Peace River Arch areas of Northern Alberta. Talisman subsequently acquired control of RSX on March 5, 2008.

International

United Kingdom

In November 2005, Talisman acquired control of Paladin Resources plc (now Paladin Resources Limited and referred to as "Paladin") and, in January 2006, Talisman acquired all remaining shares of Paladin. Paladin's portfolio of production and exploration assets were predominantly located in the UK and Scandinavia, as well as Australia, Indonesia and Tunisia.

In November 2006, through the sale of its wholly owned subsidiary, Talisman Expro Limited, Talisman disposed of several UK holdings, which were producing approximately 9,200 boe/d at the time of the sale and to which Talisman attributed proved reserves of 13 mmboe as at December 31, 2005.

In November and December 2006, Talisman subsidiaries acquired the Auk field and an additional 87% interest in the Fulmar field in the Central North Sea, resulting in 100% ownership of both fields. The Talisman subsidiaries assumed operatorship on December 1, 2006.

In December 2006, two of Talisman's subsidiaries entered into an agreement to sell their entire non-operated interests in the UK North Sea Brae assets. The transaction was completed on December 31, 2007, with an effective date of January 1, 2007. Talisman's production from the Brae assets in 2007 averaged approximately 15,044 boe/d. Talisman attributed 14 mmboe of proved reserves to the Brae assets as at December 31, 2007.

In January 2007, a Talisman subsidiary was awarded a number of exploration blocks in the Central North Sea and west of the Shetland Islands.

In November 2007, Talisman subsidiaries entered into an agreement to sell the Beatrice oil field and transfer ownership of the Nigg oil terminal. The transaction has an effective date of January 1, 2008, and is expected to be completed by the end of the second quarter 2008. Talisman's production from Beatrice in 2007 averaged approximately 2,050 boe/d.

Scandinavia

In February 2005, a Talisman subsidiary acquired all of the outstanding shares in Pertra AS, resulting in the addition of producing and undeveloped fields in the Varg area in Norway, as well as several blocks of operated and non-operated exploration acreage. In June 2005, a Talisman subsidiary acquired a non-operated interest in the producing Brage and Sognefjord fields, also in Norway.

In 2007 Talisman's subsidiary was also awarded additional blocks in Norway.

Southeast Asia

In April 2005, a Talisman subsidiary signed a petroleum contract for Block 15-2/01 offshore Vietnam. The subsidiary holds a 60% interest in the block, which is comprised of 700,000 gross acres.

In June 2005, a Talisman subsidiary was granted additional acreage along the southeastern border of Block PM-3 Commercial Arrangement Area ("CAA") offshore Malaysia/Vietnam. In August 2005, oil production commenced from the South Angsi field in Block PM-305 offshore Malaysia.

Talisman Energy 2007 Annual Information Form 5

In June 2006, a Talisman subsidiary successfully bid on a 30% working interest in the deepwater Pasangkayu block in Indonesia. A PSC was subsequently signed in September 2006.

In March 2007, a Talisman subsidiary successfully bid on a 100% working interest in the deepwater Sageri Block in Indonesia. A PSC was subsequently signed on March 21, 2007.

On December 31, 2007, Talisman purchased all the shares of CNOOC Wiriagar Overseas Limited, which owns a 3.06% interest in the Tangguh LNG project in Indonesia.

Other

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit filed against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision to dismiss the lawsuit, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Since 2000, Talisman, through various subsidiaries, has acquired operated and non-operated interests in several blocks of exploration acreage in the Andean trend of Colombia and Peru. In 2006, a Talisman subsidiary successfully bid for a 30% non-operated participating interest on the Niscota exploration block in Colombia. In 2007, a Talisman subsidiary acquired Occidental Petrolera del Peru, LLC, which owns a 25% operated interest in Block 64 and a 40% operated interest in Block 103. Talisman's subsidiary was awarded a 55% operated interest in Block 134 as a result of the 2007 Peru Bid Round. In June 2007, a Talisman subsidiary received formal approval of a 50% non-operated working interest in the El Porton, Los Ocarros and El Eden blocks in the Llanos Basin in Colombia.

During 2006, in line with Talisman's strategy to simplify and focus its worldwide portfolio, the Company divested its interests in the Bahamas, Gabon and Romania.

Description of the Business

Talisman is one of the largest independent oil and gas producers in Canada. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and NGLs.

Talisman's mission is value creation in the upstream oil and gas business. The Company focuses on larger opportunities, including deep gas in North America and multi-million boe international projects. Each of Talisman's current areas of operations has exploration and development potential, which Talisman expects will provide future growth. Talisman continually investigates strategic acquisitions, dispositions and other business opportunities, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

Talisman's aggregate production for the year ended December 31, 2007 was approximately 452,000 boe/d, comprised of approximately 189,000 boe/d from North America, 117,000 boe/d from the UK segment, 33,000 boe/d from the Scandinavia segment, 92,000 boe/d from Southeast Asia and 21,000 boe/d from the rest of the world.

In 2007, Talisman began a strategic review to underpin growth in the longer term. This review includes a full analysis of development and exploration opportunities within the existing portfolio, as well as an overall evaluation of portfolio balance. It is anticipated that this review will be completed in the second quarter of 2008.

In 2008, Talisman plans to spend $4.4 billion on exploration and development.

All information in this section relating to assets owned or held by Talisman is as of December 31, 2007, unless otherwise indicated. All production numbers for 2007 include production from sales completed in the year, until the date of sale.

6 Talisman Energy 2007 Annual Information Form

North America

Talisman anticipates that it will spend approximately $1.5 billion on exploration and development in North America in 2008. Planned capital spending for 2008 has been reduced to reflect low natural gas prices, a high cost structure and the anticipated impact of proposed changes to the Alberta royalty regime on certain of the Company's programs. Despite this reduction, the Company intends to maintain flexibility in its North American capital spending, depending on gas prices, and has allocated approximately 91% of its 2008 North American spending toward development of natural gas opportunities.

Over the past three years, Talisman's North American production has been maintained mainly through drilling activities. In 2008, the Company intends to drill higher return prospects in North America, following up on drilling successes in 2007 and adding drilling locations in order to better delineate the potential of its inventory. In addition, the Company intends to increase focus on its non-conventional tight gas and shale opportunities and to drill a number of wells in the western US. In total, Talisman plans to participate in the drilling of 300 gross wells (230 net wells) in North America during 2008. Additional strategic asset acquisitions and dispositions will be evaluated throughout the year.

In 2007 Talisman completed the disposition of previously announced non-core assets, which collectively were producing approximately 19,000 boe/d (gross) (10,200 boe/d annualized for 2007) in order to streamline, focus and simplify its asset base. In January 2007, Talisman completed the sale of its 1.25% indirect interest in Syncrude, (which produced 3,400 boe/d in 2006), to Canadian Oil Sands Limited, the operating subsidiary of COS, for cash consideration and 8,189,655 trust units of COS. Talisman subsequently sold all of the COS trust units in the open market by the end of the third quarter of 2007.

In January 2008, Talisman reached an agreement with RSX, a publicly traded company listed on the TSX Venture Exchange, on the terms of a cash offer for all of the outstanding shares of RSX. Talisman subsequently acquired control of RSX on March 5, 2008. RSX's principal gas assets are located in Northern Alberta. The successful acquisition of RSX is expected to enhance Talisman's position in one of its most successful areas within the "Outer Foothills play" described below.

Talisman's North American exploration and development operations are organized into two main business divisions, the Northern District and Southern District. The Northern District encompasses properties in Canada, whereas the Southern District encompasses properties in both Canada and the US. In addition, Talisman has various exploration opportunities in North America, referred to as "Frontier" properties, and midstream operations in Canada. Each district and frontier area, as well as Talisman's midstream operations, is detailed below and is further categorized by country.

Canada

In Canada, Talisman continues to focus on a multi-year exploration and development strategy. This strategy has proven successful in developing new emerging plays (such as the deep complex reservoirs in the Monkman/British Columbia Foothills area and the Northern Alberta Foothills portion of the Alberta Foothills area) as well as exploiting tight gas opportunities in the Wild River, Edson and Bigstone areas. Talisman is also developing a stacked multi-zone tight gas play which encompasses portions of the Edson, Deep Basin and Greater Arch core areas (referred to collectively as the "Outer Foothills" play) and will continue to exploit the potential of the Montney formation tight gas play of the Greater Arch area. Talisman will continue to develop its unconventional gas knowledge in areas such as the eastern and western Canadian shales.

Talisman employs a "total rock volume" approach in Canada, which the Company believes can add substantially to the overall reserves and production life. A multidisciplinary team continues to identify new conventional and unconventional plays in the Western Canadian sedimentary basin.

Talisman anticipates that utilization and ownership of existing infrastructure and a high level of operatorship will continue to enable Talisman to control costs, production and capital spending.

Talisman Energy 2007 Annual Information Form 7

Canada, which produces 92% of Talisman's North American production, has six core gas producing areas: Edson, Greater Arch, Alberta Foothills, Monkman/BC Foothills, Deep Basin and Lac La Biche. Talisman also has four core oil producing areas in Canada: Chauvin, Carlyle, Shaunavon and Warburg. Two remaining core areas, Southern Alberta Foothills and Ontario, are both oil and gas production areas. Within its Canadian core areas, Talisman operates approximately 80% of its production, with high working interests in a large number of facilities.

Northern District

The Northern District encompasses four core producing areas: Edson area (comprising Bigstone, Wild River, Edson and West Whitecourt), Greater Arch, Deep Basin and Lac La Biche, with minor amounts of joint venture properties. While the majority of these producing areas are located in Alberta, various portions of the Greater Arch and Deep Basin areas are located in British Columbia.

Talisman holds operated interests ranging from 42% to 100% in a number of gas plants in the Canadian portion of the Northern District, including the Teepee Creek, McLeod River, Edson, Bigstone West, Belloy, Boundary Lake, George and Josephine, Medicine Lodge and Wild River plants. Talisman also holds a 100% interest in the Edson plant cogeneration facility. In addition, the Company holds non-operated interests ranging from 8% to 30% in the Narraway, Kaybob South Amalgamated, West Whitecourt and Copton gas plants, as well as a 30% interest in the Copton sales pipeline. Talisman sold the majority of its 8% non-operated interest in the Wapiti Shallow Cut plant and its 7% non-operated interest in the Wapiti Deep Cut plant in the second quarter of 2007.

In 2007, natural gas production in the Northern District averaged 448.2 mmcf/d and liquids production averaged 14,038 bbls/d, or approximately 47% of total North American production and 51% of total Canadian production. Talisman disposed of a number of low working interest properties in 2007, which reduced production in the Northern District by approximately 7,100 boe/d (30 mmcf/d of gas and 2,100 bbls/d of liquids, not including Syncrude interests). Talisman's 2007 exploration and development spending in the Outer Foothills play totaled approximately $130 million, resulting in the successful drilling of 20 gross natural gas wells. In addition, Talisman's 2007 exploration and development spending in the Montney formation of the Greater Arch area was approximately $28 million, resulting in the successful drilling of 11 gross natural gas wells. Talisman spent approximately $730 million on exploration and development in the remaining portions of the Northern District and successfully drilled 207 gross natural gas wells and 10 gross oil wells. In Bigstone, a production record of 69 mmcf/d sales gas was reached in December 2007.

In 2008, the Company expects that capital spending in the Outer Foothills play will be approximately $167 million, with plans to drill 23 gross wells in the play. Approximately $76 million has been allocated to the Montney formation for 2008, with plans to drill 23 gross wells. Talisman expects that the remainder of the 2008 capital spending in the Northern District will be approximately $531 million, with plans to drill 140 gross wells.

Southern District

The Canadian portion of the Southern District is comprised of eight core producing areas: Alberta Foothills (which in turn contains an area of focus referred to as the "Northern Alberta Foothills"), Monkman/BC Foothills, Chauvin, Carlyle, Shaunavon, Warburg, Southern Alberta Foothills and Ontario. These properties are located in British Columbia, Alberta, Saskatchewan, Ontario and Quebec.

Talisman intends to continue to develop its deep complex reservoirs in its Monkman program and Northern Alberta Foothills as well as to evaluate the unconventional shale gas resources potential in Quebec. However, spending in some parts of the Alberta Foothills has been reduced for 2008 due to proposed Alberta royalty changes, which if adopted, would make some higher cost, high deliverability gas wells uneconomic.

Talisman holds operated interests ranging from 41% to 100% in a number of facilities and pipelines in the Canadian portion of the Southern District, including: the Chungo/Bighorn gas gathering system, the Ram River facilities, the Stolberg pipeline system, the Lovett River/Redcap pipeline system, the Bullmoose, Sukunka and West Sukunka dehydration plants, the Morpeth, Port Stanley, Port Alma, Port Maitland, Rochester and Nanticoke gas plants, the Renwick, North Wheatley (East), Rochester and Hillman central facilities, the Cordel dehydration facility and associated pipelines, the Little Chicago gas plant, the Chauvin Pipeline and the Chauvin Custom Treating Facility. Talisman has non-operated interests ranging from 4% to 57% in the Findley, Copton, Basing, Voyager, Stolberg, Redcap, Mountain Park and Brown Creek pipelines and associated facilities as well as a 31% interest in the Murray River dehydration plant, a 39% interest in the Brazion dehydration plant, and a 50% interest in the Mink Highhat Gathering System.

In 2007, natural gas production in the Canadian portion of the Southern District averaged 342 mmcf/d and liquids production averaged 29,261 bbls/d. Total production in the Canadian portion of the Southern District represented approximately 45% of total North American production and 49% of total Canadian production in 2007. Talisman disposed of a number of low working interest properties in 2007 which lowered production in the Canadian portion of the Southern District by approximately 3,100 boe/d (11 mmcf/d of gas and 1,270 bbls/d of liquids). Exploration and development spending totaled $594 million, resulting in the

8 Talisman Energy 2007 Annual Information Form

successful drilling of 25 gross natural gas wells and 116 gross oil wells. In 2007, the Ram River facilities in the Alberta Foothills were completed slightly ahead of schedule. In the Alberta Foothills area, a new production record of 229 mmcf/d sales gas was reached in December 2007.

A new discovery in the northern portion of the Monkman/BC Foothills area was announced in 2007. The well, which tested at restricted rates of 21-25 mmcf/d gross raw gas (Talisman 50%), is expected to commence production in the second quarter of 2008.

In 2008, Talisman expects that exploration and development spending in the Monkman and Northern Alberta Foothills areas will be approximately $250 million, with plans to drill 20 gross wells. The Company expects that the remainder of the 2008 capital spending in the Canadian portion of the Southern District will be approximately $225 million, with plans to drill an additional 70 gross wells.

Talisman Midstream Operations

Talisman Midstream Operations operates more than 982 kilometres of gathering pipelines, interconnected with multiple processing plants and downstream pipelines with an average throughput of approximately 600 mmcf/d in 2007. Talisman Midstream's pipelines and processing assets range from 45% to 100% ownership, and provide strategic control and support for Talisman's exploration and development programs in the Alberta Foothills, Edson and Deep Basin areas. Talisman holds operated interests ranging from 45% to 100% in a number of facilities and pipelines in Western Canada, including: Central Foothills, Columbia Minehead, Lynx, Palliser, Palliser Interconnect, Medlodge, Sundance Lake, Pembina, Narraway and Erith gas gathering systems and related facilities, the Wild River Sales Line, as well as 50% to 100% interests in the Berland West, Cutbank, and Musreau plants. Talisman has a 50% non-operated interest in the Kakwa Gas Plant.

Talisman spent $133 million in 2007 expanding its systems to meet Company and industry needs. Sweet gas processing capacity was increased with the addition of the Berland West Plant (100 mmcf/d), expansion of the Musreau 'C' train (75 mmcf/d) and the acquisition of a 50% interest in the Kakwa Gas Plant (30 mmcf/d). The Palliser Interconnect was completed in 2007, which increases the certainty and flexibility for delivering out of the Northern Alberta and Monkman Areas.

Talisman expects that capital spending in 2008 will be approximately $81 million with half of the capital expenditures earmarked for sour gas expansion and the balance to sweet gas expansion and various NGLs extraction and transportation projects.

Frontier

In the Northwest Territories, Talisman holds operated interests ranging from 48-50% in four exploration licences totalling 850,873 gross acres in the Great Bear Lake area. Talisman also owns undeveloped acreage in Nunavut and the Scotian Slope. Capital spending in 2008 is expected to be approximately $3 million to continue the evaluation of new opportunities.

United States

Southern District

The US portion of Southern District is comprised of two core areas: Appalachia and the western US. These properties are located in New York, Pennsylvania, Utah and Wyoming.

Fortuna Energy Inc. ("Fortuna"), a subsidiary of Talisman, operates in the Appalachia area of upstate New York. Fortuna holds a 100% operated interest in the Pinehill and Catlin Hill dehydration facilities as well as interests ranging from 49% to 100% in a number of operated meter stations and the Meads Creek, Stagecoach and Harndon pipelines. Fortuna intends to continue to develop shale gas knowledge in the eastern US through technical joint ventures.

Another Talisman subsidiary, Fortuna (US) L.P. ("FUSI"), continues to explore for oil and gas in the western US. In 2006, FUSI acquired an interest in 176,622 net acres along the thrust belt system in Utah and Wyoming. In early 2007, FUSI acquired an additional 42,190 net acres in the Utah area. FUSI intends to extend expertise from the Canadian Foothills into the US Rocky Mountains.

In 2007, natural gas production in the US portion of the Southern District averaged 85.4 mmcf/d or approximately 8% of total North American production. Exploration and development spending in the US totaled $150 million, resulting in the successful drilling of 25 gross natural gas wells.

In 2008, FUSI expects that capital spending in the western US will be approximately $33 million with plans to drill two gross wells. It is anticipated that if the wells in the western US are successful, FUSI will increase its focus in the area. In addition, Fortuna expects to spend approximately $85 million with plans to drill 22 gross wells in the Appalachia area, six of which are shale gas tests.

Talisman Energy 2007 Annual Information Form 9

Frontier

Talisman's subsidiary, FEX L.P. ("FEX") holds interests ranging from 50% to 100% in land across the NPR-A.

In 2007, FEX acquired rights to an additional 39,680 net acres in the NPR-A resulting from an October 2006 lease sale. At year-end 2007, FEX's landholdings totaled 950,710 net acres.

In 2007, FEX drilled three exploration wells. One well was plugged and abandoned and two were suspended. FEX expects capital spending in 2008 in Alaska will be approximately $24 million, primarily for seismic acquisition programs in the NPR-A.

Landholdings, Production and Productive Wells

The following tables set forth Talisman's North American landholdings, production and productive wells as at December 31, 2007.

	Developed[3]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

Canada

North	1,984.3	1,081.6	2,300.9	1,662.7	4,285.2	2,744.3

South	934.0	581.4	3,114.5	2,202.5	4,048.5	2,783.9

Frontier[1]	3.7	–	6,067.0	3,289.7	6,070.7	3,289.7

United States

South	50.2	43.2	1,840.5	1,453.5	1,890.7	1,496.7

Frontier[2]	–	–	1,480.8	950.7	1,480.8	950.7

Total	2,972.2	1,706.2	14,803.7	9,559.1	17,775.9	11,265.3

Notes:
1        'Frontier' includes properties in Northwest Territories, Scotian Slopes and Nunavut.
2        'Frontier' includes properties in Alaska.
3        'Developed' acreage consists of acres spaced or assigned to productive wells.

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2007
Property	Gross[4]	Net[4]	Gross[5]	Net[5]	Gross	Net

	(bbls/d)		(mmcf/d)

Canada

North	14,038	10,777	448.2	375.4	4,024	2,290.6

South	29,261	23,521	342.0	273.3	4,878	3,086.7

Frontier	–	–	–	–	–	–

United States

South	–	–	85.4	72.5	115	98.7

Frontier	–	–	–	–	–	–

Total	43,299	34,298	875.6	721.2	9,017	5,476.0

Notes:
1        'Productive Wells' means producing wells and wells capable of production.
2        Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	384	1,226

Net	251.9	763.3

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Includes approximately 570 bbls/d of liquids attributable to royalty interests and net profits interests.
5
Includes approximately 5.8 mmcf/d of gas attributable to royalty interests and net profits interests.

10 Talisman Energy 2007 Annual Information Form

International

Talisman's international strategy focuses on opportunities in sedimentary basins that have a proven hydrocarbon system with significant reserves, production and exploration potential.

Talisman produces substantial oil and gas volumes in the UK (including the UK and the Netherlands sectors of the North Sea) and in Scandinavia (including the Norwegian and Danish sectors of the North Sea), with ongoing exploration and development activities in these areas. Talisman is also active in Southeast Asia (including Indonesia, Malaysia, Vietnam and Australia), North Africa (including Algeria and Tunisia) and Trinidad and Tobago. Talisman also has exploration interests in various countries, including Colombia, Peru, Papua New Guinea and Qatar. International production averaged 262,368 boe/d in 2007 (including 15,044 boe/d from the Brae assets). In 2007, international production accounted for 58% of the Company's production worldwide.

In 2008, the Company intends to increase its investment in Southeast Asia and Norway, reflecting project developments and exploration opportunities. Planned capital spending in the UK in 2008 has been reduced, reflecting the completion of a number of projects in 2007 and a more measured pace. Each of Talisman's international areas is described in more detail below.

United Kingdom

Talisman's UK strategy is to develop commercial hubs around operated core properties and infrastructure, thereby allowing for growth by extending the life of these assets through low risk development opportunities, subsea tieback developments, exploration, secondary recovery, cost reduction and increased third party tariff revenue. Talisman also has a portfolio of non-operated assets.

Talisman's UK assets include producing fields and exploration acreage in the UK and the Netherlands sectors of the North Sea. The acquisition of Paladin in 2005 added several producing assets and additional exploration acreage.

In 2006, a Talisman subsidiary acquired the Auk field and an additional 87% interest in the Fulmar field in the Central North Sea, resulting in the subsidiary holding a 100% interest in both fields. Also in 2006, two of Talisman's subsidiaries entered into an agreement to sell their non-operated interests in the UK North Sea Brae assets. The sale was completed on December 31, 2007, with an effective date of January 1, 2007.

In 2007, the Company announced plans for the disposition of its operated interest in the Beatrice assets in the UK North Sea. The sale is expected to be completed in the first half of 2008, with an effective date of January 1, 2008.

Also in 2007, a Talisman subsidiary was awarded interests in 10 exploration blocks in the UK North Sea, six of which are operated.

Talisman has three core UK operating areas: the Mid North Sea ("MNS") area, the Flotta Catchment Area ("FCA") and the Greater Fulmar Area ("GFA"). In addition, Talisman has non-operated interests, including a number of new venture exploration licences and interests in the Netherlands.

In 2007, production in the UK reporting segment averaged 116,647 boe/d, (including 15,044 boe/d from the Brae assets).

UK production accounted for 44% of the Company's international production and 26% of the Company's production worldwide in 2007. The primary focus in the UK is oil, with oil and liquids contributing 87% of UK production. As at year-end 2007, following the disposition of the Brae assets, Talisman operated approximately 82% of its UK production.

In 2008, Talisman's capital program in the UK is expected to be approximately $1.1 billion, comprised of $101 million of exploration spending and $1,037 million of development spending. Talisman's 2008 UK drilling program includes participation in up to five exploration and 21 development wells (includes one Blane well shared with Scandinavia). Capital expenditures are also directed at development programs in five fields.

Talisman Energy 2007 Annual Information Form 11

UK

Mid North Sea

Talisman's principal operating areas in the MNS area are Montrose/Arbroath, Buchan, Ross/Blake, Beatrice, MNS Satellites and Quad 16. These six principal operating areas in turn encompass a total of 20 fields. Talisman's subsidiaries currently hold interests ranging from 15% to 100% in the MNS area fields, as well as in a number of production facilities and pipelines. Of the 20 fields, 16 are operated (with interests ranging from 25% to 100%) and four are non-operated (with interests ranging from 15% to 53%). Production in 2007 averaged 35,313 boe/d, which accounted for 30% of the UK production.

In 2007, Talisman completed development of the Enoch, Blane and Wood fields, which commenced production in May, September and December, respectively, as well as achieved first power from the Beatrice Wind Farm Demonstrator Project in May. Also in 2007, Talisman participated in one successful and two unsuccessful exploration wells, and drilled six development wells (including one unsuccessful well). In addition, Talisman drilled the successful Cayley exploration well over year-end.

In November 2007, Talisman announced plans to sell the Beatrice oilfield and transfer ownership of the Nigg oil terminal. Production in 2007 in Beatrice averaged 2,050 boe/d. Talisman attributed proved reserves of 18 mmboe to Beatrice as of December 31, 2007.

Talisman expects that capital spending in 2008 in the MNS area will be approximately $395 million and plans to drill four exploration and nine development wells (which includes one Blane injection well shared with Scandinavia) and to commence development of the Burghley field.

Flotta Catchment Area

Talisman's principal operating areas in the FCA are Piper, Claymore and Tartan. These three principal operating areas in turn encompass a total of 15 fields. Talisman's subsidiaries currently hold interests ranging from 6% to 100% in the FCA fields, as well as in a number of production facilities and pipelines, including an 80% interest in the Flotta terminal. Of the 15 fields, 14 are operated (with interests ranging from 50% to 100%) and one is non-operated. Production in 2007 averaged 44,196 boe/d, which accounted for 38% of the UK production.

In 2007, Talisman completed the Duart Phase 1 development, and commenced the Galley field redevelopment tieback to the Tartan platform. Talisman also completed the Tweedsmuir Phase 1 development, which began initial production in May 2007. The Tweedsmuir Phase 2 topside modifications to the Piper platform began commissioning in November 2007. The Tweedsmuir Phase 3 water injection development project is anticipated to start up later in 2008. Talisman drilled one successful exploration well and seven development wells in 2007 and was preparing to drill a development injection well after year-end.

Talisman expects that capital spending in 2008 in the FCA will be approximately $379 million, which includes plans to drill four development wells, undertake the Tweedsmuir Phase 3 water injection facility and complete the Galley field subsea tieback.

Greater Fulmar Area

The 2006 acquisition of the Auk field and further interests in the Fulmar field led to the formation of a new core area in the UK referred to as the Greater Fulmar Area ("GFA"). Talisman's principal operating areas in GFA are Clyde/Orion and Fulmar/Auk. The Fulmar hub is expected to provide for new growth opportunities in the Clyde region. The two principal GFA operating areas encompass 10 fields.

Talisman's subsidiaries currently hold interests ranging from 8% to 100% in the GFA fields, as well as in a number of production facilities and pipelines in the GFA. Of the 10 GFA fields, eight are operated (with interests ranging from 60% to 100%) and two are non-operated (with interests of 8% and 33%). Production in 2007 averaged 13,702 boe/d, which accounted for 12% of the UK production. In 2007, Talisman drilled two development wells and was drilling a third well at year-end. Also during the year, two successful exploration wells were drilled and a third well was drilling at year-end.

Talisman expects that capital spending in 2008 in the GFA will be approximately $322 million with plans to drill one exploration and one development well, progress the redevelopment of the Auk field and complete the development of the Affleck field.

Non-Operated Interest Properties

Talisman's principal non-operated properties are Andrew and Wytch Farm. These non-operated areas encompass a total of three fields. Talisman's subsidiaries hold interests ranging from 5% to 10% in the Non-Operated Interest Properties, as well as in a number of production facilities and pipelines. Production in 2007 averaged 19,675 boe/d, (including 15,044 boe/d from the Brae assets noted below). Production from the Non-Operated Interest Properties accounted for 16% of the UK production in 2007.

12 Talisman Energy 2007 Annual Information Form

In December 2006, two of Talisman's subsidiaries entered into an agreement to sell Talisman's entire non-operated interests in the Brae assets. The sale was completed on December 31, 2007 and had an effective date of January 1, 2007. Production in 2007 in Brae averaged 15,044 boe/d, which accounted for 13% of the UK production.

In 2007, Talisman participated in four development wells (including one unsuccessful well), with a development injection well drilling over year-end. In 2008, Talisman expects that capital spending in Non-Operated Interest Properties will be approximately $12 million and plans to participate in four development wells (which includes one injection well). In addition, Talisman plans to spend approximately $12 million on general exploration on non-core properties.

The Netherlands

Talisman holds non-operated producing interests in four fields in the Netherlands sector of the North Sea ranging from 2% to 20%. In 2007, Talisman participated in drilling two exploration wells, with one development well drilling over year-end. Production in 2007 in the Netherlands averaged 3,762 boe/d, which accounted for 3% of production in the UK reported segment. Talisman expects that capital spending in the Netherlands sector in 2008 will be approximately $18 million and plans to participate in the drilling of three development wells, in addition to the development of the K5f field.

Landholdings, Production and Productive Wells

The following tables set forth Talisman's UK landholdings, production and productive wells as at December 31, 2007.

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

UK

Mid North Sea Area	125.1	78.2	649.7	335.1	774.8	413.3

Flotta Catchment Area	81.6	62.8	277.3	198.8	358.9	261.6

Greater Fulmar Area	52.4	51.2	254.7	91.6	307.1	142.8

Non-Operated Areas[2]	37.8	6.7	573.1	297.1	610.9	303.8

Netherlands	217.1	26.4	–	–	217.1	26.4

Total	514.0	225.3	1,754.8	922.6	2,268.8	1,147.9

Notes:
1        "Developed" acreage consists of acres spaced or assigned to productive wells.
2        In 2007, Talisman relinquished its undeveloped acreage in Germany.

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2007
Property	Gross	Net	Gross	Net	Gross	Net

	(bbls/d)		(mmcf/d)

UK

Mid North Sea Area	34,318	34,127	6.0	5.9	113	75.0

Flotta Catchment Area	43,896	43,891	1.8	1.8	98	72.3

Greater Fulmar Area	13,173	13,173	3.2	3.2	54	52.4

Non-Operated Areas[4]	10,413	9,580	55.5	50.7	92	4.4

Netherlands	193	193	21.4	21.4	30	2.2

Total	101,993	100,964	87.9	83.0	387	206.3

Notes:
1        "Productive Wells" means producing wells and wells capable of production.
2        Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	9	–

Net	2.8	–

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Includes 15,044 boe/d (6,457 bbls/d and 51.5 mmcf/d gross) from the Brae assets which were sold on December 31, 2007.

Talisman Energy 2007 Annual Information Form 13

Scandinavia

Talisman's Scandinavian assets are held by Talisman Energy Norge AS and Talisman Oil Denmark Limited, and include producing fields and exploration acreage in the Norwegian and Danish sectors of the North Sea. In 2007, Scandinavian production averaged 32,936 boe/d, which accounted for 13% of the Company's international production and 7% of the Company's production worldwide. The primary focus in Scandinavia has been oil, with oil and liquids contributing 93% of Scandinavian production in 2007. At the end of 2007, Talisman operated approximately 56% of its Scandinavian production. In 2007, Talisman's subsidiary was awarded additional acreage in the Norwegian North Sea.

Talisman's strategy for its Scandinavian assets is to apply the successful UK model of developing commercial hubs around core operated properties and infrastructure to Norway's relatively underexploited sector. While current developments such as the Rev and Yme fields are targeted to deliver short-term growth, the comparatively underdeveloped basins in Norway offer long-term potential upside to Talisman's exploration portfolio.

In 2008, Talisman's capital program in Scandinavia is expected to be approximately $848 million, an increase from 2007 levels. Of this amount, $170 million is expected to be directed to exploration spending and $678 million is expected to be directed to development spending. Talisman's 2008 drilling program in Scandinavia includes participation in up to five exploration and 15 development wells (includes one Blane injection well shared with UK). Capital expenditures are also directed at field development programs that are expected to significantly increase production over the next three years.

 Norway

Talisman's principal operating areas in Norway are the Gyda Area, Varg Area, and Other Norway Properties. These three principal operating areas in turn encompass a total of 10 fields. Talisman's subsidiaries hold interests ranging from 1% to 70% in these fields as well as in a number of production facilities and pipelines in Norway. Of the 10 fields, five are operated (with interests ranging from 18% to 70%) and five are non-operated (with interests ranging from 1% to 35%).

Gyda Area

Talisman's subsidiaries hold interests in two operated fields in the Gyda Area (interests of 18% and 61% in the Blane and Gyda fields, respectively), and one non-operated field (with an interest of 10%). Production in 2007 averaged 8,152 boe/d, which accounted for 25% of Scandinavian production.

In 2007, Talisman drilled five development wells (which includes two injection wells) and completed the Blane development. One exploration well was drilled, and an additional exploration well drilling over year-end was successful in early 2008. In addition, Talisman acquired, through a cross-licence unitization, a working interest in the non-operated Tambar field.

Talisman expects that capital spending in 2008 in the Gyda Area will be approximately $131 million and plans to drill one exploration and three development wells (which includes one Blane injection well shared with the MNS Area).

Varg Area

Talisman's subsidiaries hold interests in two operated fields in the Varg Area (interests of 65% and 70% in the Varg and Rev fields, respectively) as well as a number of production facilities and pipelines. Production in 2007 averaged 9,102 boe/d, which accounted for 28% of Scandinavian production.

In 2007, Talisman drilled one successful exploration well and two development wells. In addition, Talisman progressed the development of the Rev field, a subsea tieback to a third party host facility in UK North Sea. The Rev field is expected to come onstream in mid-2008.

14 Talisman Energy 2007 Annual Information Form

Talisman expects that capital spending in 2008 in the Varg Area will be approximately $249 million and includes plans to drill one exploration well, three development wells and to complete the development of the Rev field.

Other Norway Properties

A Talisman subsidiary holds a 70% operated interest in the Yme field, located in the Egersund Basin, and four non-operated fields (with interests ranging between 1% and 35%) as well as a number of production facilities and pipelines. Production in 2007 averaged 13,039 boe/d, which accounted for 39% of Scandinavian production.

In 2007, Talisman drilled four exploration wells and three development wells with two development wells drilling over year-end. Talisman expects that capital spending in 2008 in other Norway properties will be approximately $457 million. In 2008, Talisman plans to participate in drilling three exploration and eight development wells (including three injection wells) and to progress the redevelopment of the Yme field, with first production expected in 2009.

Denmark

In the Danish sector of the North Sea, Talisman's subsidiary has a 30% non-operated interest in the Siri field. In 2007, Talisman participated in an unsuccessful drilling program and was preparing to drill a development well after year-end. Production in 2007 averaged 2,643 boe/d, which accounted for 8% of the Scandinavian production.

Talisman expects that capital spending in 2008 in Denmark will be $11 million to complete the drilling of a development well.

Landholdings, Production and Productive Wells

The following tables set forth Talisman's Scandinavian landholdings, production and productive wells as at December 31, 2007.

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

Norway

Gyda Area	50.7	37.5	604.4	326.0	655.1	363.5

Varg Area	14.0	9.4	179.3	60.5	193.3	69.9

Other Norway	67.3	20.3	3,283.3	1,359.4	3,350.6	1,379.7

Denmark	10.4	3.1	130.2	36.8	140.6	39.9

Total	142.4	70.3	4,197.2	1,782.7	4,339.6	1,853.0

Note:
1        "Developed" acreage consists of acres spaced or assigned to productive wells.

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2007
Property	Gross	Net	Gross	Net	Gross	Net

	(bbls/d)		(mmcf/d)

Norway

Gyda Area	6,854	6,854	7.8	7.8	25	14.6

Varg Area	9,102	9,102	–	–	13	8.5

Other Norway	12,003	12,003	6.2	6.2	59	15.8

Denmark	2,643	2,515	–	–	7	2.1

Total	30,602	30,474	14.0	14.0	104	41.0

Notes:
1        "Productive Wells" means producing wells and wells capable of production.
2        Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	2	–

Net	0.9	–

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.

Talisman Energy 2007 Annual Information Form 15

Southeast Asia

Talisman's interests in Southeast Asia include operations and exploration acreage in Indonesia, Malaysia, Vietnam, Papua New Guinea and Australia. Southeast Asia continues to be an area of opportunity and growth for Talisman. In 2007, Southeast Asia production averaged 92,057 boe/d, which accounted for 35% of the Company's international production and 20% of the Company's production worldwide.

In 2008, Talisman plans to increase capital spending in Southeast Asia to approximately $748 million, with $548 million directed to development spending. Talisman's 2008 drilling program in Southeast Asia includes participation in up to 23 exploration wells and 59 development wells (including two water injection wells). Capital expenditures are also directed at field development programs, including the PM-3 CAA between Malaysia and Vietnam where the Northern Fields development is progressing.

Indonesia

In Indonesia, Talisman and its subsidiaries are continuing the monetization of major natural gas discoveries at Corridor in order to deliver future production growth, exploitation of existing oil properties and exploration activity.

Talisman's Indonesian assets at Corridor and the Ogan Komering PSC are located onshore the Island of Sumatra. The remainder of Talisman's Indonesian assets are located offshore. The main area in Indonesia is referred to as the Corridor PSC, while all other interests are described under the heading "Other Properties." In 2007, production in Indonesia averaged 49,276 boe/d, which accounted for 54% of total Southeast Asia production.

Talisman expects that capital spending in 2008 in Indonesia will be approximately $105 million and plans to participate in up to six exploration and 26 development wells.

 Corridor PSC

Talisman's subsidiary has a 36% non-operated interest in the Corridor PSC and field production facilities. In 2007,

production from Corridor averaged 39,037 boe/d, which accounted for 79% of Indonesian production.

Production from Corridor began in 1998 with gas sales to PT Caltex Pacific Indonesian ("Caltex") at the Duri oil field. Gas sales to Caltex were augmented pursuant to an agreement signed in 2000. In September 2003, Talisman's subsidiary commenced gas sales to Gas Supply Pte. Ltd., located in Singapore, under the terms of a 20-year gas sales agreement. Another Talisman subsidiary has an indirect 6% interest in the Grissik to Duri pipeline and in the Grissik to Singapore pipeline.

In August 2004, ConocoPhillips (Grissik) Ltd., as representative of the Corridor PSC contractors, entered into an agreement for the sale of gas to PT Perusahaan Gas Negara (Persero), Tbk. ("PGN"), the Indonesian national gas transmission and distribution company. This agreement covers the sale of 2.3 tcf (gross sales) of natural gas from the Corridor PSC to the West Java market over a 17-year period. The PGN (West Java) pipeline was completed and commenced taking gas at 50 mmcf/d gross sales gas from Corridor in October 2007. The Suban Phase 2 gas expansion project was completed in the first quarter of 2007. Record weekly production was attained in Corridor in December at 50,000 boe/d, including two recently drilled wells, which together produced a record of 529 mmcf/d gross sales gas.

Also in 2007, Talisman participated in one development well. Talisman expects that capital spending in 2008 in Corridor will be approximately $42 million and plans to participate in the drilling of one development well.

Other Properties

Talisman's principal assets in Other Properties include the Corridor Technical Assistance Contract ("TAC"), the Ogan Komering, Southeast Sumatra, Offshore North West Java, Pasangkayu and Sageri PSC's and the Tangguh LNG project.

Talisman's subsidiaries currently hold non-operated interests ranging from 3% to 50% in production facilities and pipelines in the principal assets listed above. Talisman's subsidiaries also hold a 100% operated and a 30% non-operated interest in Sageri and

16 Talisman Energy 2007 Annual Information Form

Pasangkayu exploration acreages, respectively. Production in 2007 from Other Properties averaged 10,239 boe/d, which accounted for the remaining 21% of the Indonesian production.

In 2007, Talisman participated in three exploration wells and 25 development wells. Also in 2007, a Talisman subsidiary was awarded a 100% interest in the Sageri Block in the South Makassar Basin, offshore Indonesia.

On December 31, 2007, a subsidiary of the Company purchased all the shares of CNOOC Wiriagar Overseas Limited ("CWOL"). A lawsuit related to the area of mutual interest obligation in the Southeast Sumatra PSC was also terminated at that time. CWOL owns a 3.06% interest in the Tangguh LNG project.

Talisman expects that capital spending in 2008 in these areas will be approximately $63 million and plans to drill up to six exploration and 25 development wells. Exploration expenditures will focus on seismic acquisition in preparation for the late 2009 Pasangkayu and Sageri drilling programs and additional new venture opportunities.

Malaysia

In Malaysia, Talisman's strategy is to develop oil and natural gas fields and to deliver production growth through exploration and development. Talisman's subsidiaries hold operated interests ranging from 33% to 60% in three blocks in Malaysia: PM-3 CAA/46-Cai Nuoc, PM-305 and PM-314. In Block PM-3 CAA, Talisman is progressing developments referred to as the "Southern Fields" and the "Northern Fields".

In 2007, Malaysia production averaged 37,540 boe/d, which accounted for 41% of total Southeast Asia production. Four exploration and 11 development wells were drilled in Malaysia in 2007.

In 2007, the Block PM-3 CAA Southern Fields development continued with the drilling and completion of 10 development wells (including one injection well). The gas export pipeline from Bunga Raya to Cau Mau and the Bunga Raya E carbon dioxide gas processing platform were both commissioned in 2007. In addition, facility work and upgrades were performed on the Bunga Raya-A platform.

Northern Fields development is progressing with first gas and first oil anticipated in mid 2008 and the first quarter of 2009, respectively. The first tranche of a four well drilling program commenced on the Bunga Orkid B platform in late 2007. In PM-305, the Murai oil pool with the Angsi Southern channel pool was successfully unitized in 2007, resulting in Talisman's subsidiary holding a 9% interest in the production.

Talisman expects that capital spending in 2008 in Malaysia will be approximately $460 million and plans to drill four exploration wells and 30 development wells and continue the development of the Northern Fields.

 Vietnam

In Vietnam, Talisman's strategy is to develop oil and natural gas fields through exploration and development. A Talisman subsidiary holds a 30% interest in a joint operating company, which operates Block 46/02 adjacent to PM-3 CAA on the border with Malaysia. Within Block 46/02, Talisman is focusing on development of the Song Doc field. Another Talisman subsidiary holds a 60% interest in a second joint operating company, which operates Block 15-2/01 in the Cuu Long Basin, the predominant oil producing basin in Vietnam.

In late 2007 and early 2008, five development wells were drilled and suspended in the Song Doc field within Block 46/02 with first oil production expected in the third quarter of 2008. Facilities construction and installation are ongoing.

In Block 15-2/01, the Company drilled a successful exploration well and a successful sidetrack to an adjacent structure in 2007. Development of this field is progressing and the Company submitted a Reserves Assessment Report for government approval in

Talisman Energy 2007 Annual Information Form 17

early 2008. In addition, the Company drilled the Hai Su Den exploration well over year-end. The well tested two intervals in the basement structure and flowed at a combined rate of approximately 21,000 bbls/d.

Talisman expects that capital spending in 2008 in Vietnam will be approximately $176 million and plans to drill 12 exploration wells, including an appraisal program, and three development wells including two water injector wells.

Australia

Talisman holds non-operated interests ranging from 25% to 40% in the Laminaria and Corallina fields and the Joint Petroleum Development Area ("JPDA") 06-105 in Australia. In the fourth quarter of 2007, the Company experienced a riser failure in the Corallina field which subsequently reduced production by 25%. It is anticipated that the riser will be replaced by mid-2008. In 2007, production in Australia averaged 5,241 boe/d, which accounted for 6% of total Southeast Asia production. Talisman expects that capital spending in 2008 in Australia will be approximately $7 million. In early 2008, Talisman participated in an exploration well resulting in an oil discovery.

Papua New Guinea

Talisman's subsidiary holds a 48% operated interest in a natural gas discovery and a 35% interest in exploration acreage, both offshore Papua New Guinea. Talisman expects minor capital expenditures in Papua New Guinea in 2008.

Landholdings, Production and Productive Wells

The following tables set forth Talisman's Southeast Asia landholdings, production and productive wells as at December 31, 2007.

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

Indonesia

Corridor PSC	150.5	54.2	407.6	146.7	558.1	200.9

Other[2]	504.0	58.1	7,369.1	1,655.6	7,873.1	1,713.7

Malaysia	270.3	119.0	2,587.2	1,499.6	2,857.5	1,618.6

Vietnam	–	–	888.2	476.4	888.2	476.4

Australia	9.2	3.6	488.9	140.9	498.1	144.5

Papua New Guinea	–	–	858.2	325.1	858.2	325.1

Total	934.0	234.9	12,599.2	4,244.3	13,533.2	4,479.2

Notes:

1
"Developed" acreage consists of acres spaced or assigned to productive wells.
2
Other includes Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Pasangkayu PSC, Sageri PSC and the Tangguh LNG project.

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2007
Property	Gross	Net[4]	Gross	Net[4]	Gross	Net

	(bbls/d)		(mmcf/d)

Indonesia

Corridor PSC	3,548	1,373	212.9	144.2	122	43.7

Other[5]	7,714	3,469	15.2	10.7	1,887	224.9

Malaysia	27,664	13,800	59.3	44.1	71	29.9

Vietnam	–	–	–	–	–	–

Australia	5,241	5,132	–	–	8	3.1

Papua New Guinea	–	–	–	–	–	–

Total	44,167	23,774	287.4	199.0	2,088	301.6

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	81	4

Net	11.6	0.1

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Interests of the Indonesian, Malaysian and Vietnamese governments, other than working interests or income taxes, are accounted for as royalties.
5
"Other" includes suspended and shut-in wells in the Corridor TAC, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC and the Tangguh LNG project.

18 Talisman Energy 2007 Annual Information Form

Other

Talisman's other interests include operations in Algeria, Tunisia and Trinidad and Tobago, and exploration acreage in Tunisia, Trinidad and Tobago, Peru, Colombia and Qatar. In 2007, production from these properties averaged 20,736 boe/d, which accounted for 8% of the Company's international production and 5% of the Company's production worldwide.

In 2008, Talisman's capital program in these areas is expected to be approximately $168 million, with $42 million directed to development spending. Talisman's 2008 drilling program includes participation in up to 10 exploration wells and 12 development wells (including four injection wells).

Talisman actively investigates new ventures outside core producing areas and will continue to do so in 2008.

North Africa

Talisman's interests in North Africa include operations in Algeria and Tunisia. In 2007, North Africa production averaged 14,297 boe/d, which accounted for 5% of the Company's international production and 3% of the Company's production worldwide.

Algeria

A subsidiary of Talisman holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company, Sonatrach. Through its participation in Block 405a, Talisman's subsidiary currently holds a 35% interest in the Greater Menzel Lejmat North ("Greater MLN") fields and the Menzel Lejmat Southeast ("MLSE") field; a 2% interest in the Ourhoud Unit, which straddles Block 405a, Block 404 and Block 406; and a 9% interest in the El Merk ("EMK") field, which straddles Block 405a and Block 208. Talisman has signed a Memorandum of Understanding for the joint construction and operation of shared process facilities for the EMK field plus four other fields located in Block 208 and Block 212 (collectively, the "El Merk Project").

In 2007, nine development wells were drilled in Algeria, including three injection wells, with one additional injection well preparing to drill after year-end. Talisman also participated in the Greater MLN Phase 2 project (which provides full pressure maintenance to additional MLN reservoirs), that came into operation at the end of 2007.

Talisman expects that capital spending in 2008 in Algeria will be approximately $20 million and plans to participate in drilling one exploration and 10 development wells (which includes four injection wells) and the engineering of the El Merk Project.

 Tunisia

Talisman's subsidiary holds a 10% non-operated interest in the Borj El Khadra permit, a 5% non-operated interest in the Adam concession portion of the permit (which contains the Adam, Dalia, Hawa, Janet and Nour fields) and a 10% interest in the remainder of the permit. During 2006, a Talisman subsidiary entered into an agreement to farm-in to the El Hamra Block to earn a 50% non-operated interest, subject to government back-in rights. Government approval was received in early

2007. Also in 2007, five exploration wells and one development well were drilled in Tunisia.

Talisman expects that capital spending in 2008 in Tunisia will be approximately $13 million and plans to participate in drilling six exploration wells and two development wells.

Talisman Energy 2007 Annual Information Form 19

Trinidad and Tobago

Offshore Trinidad and Tobago, Talisman's subsidiaries hold a 25% non-operated interest in the Angostura development area of Block 2(c), a 36% interest in the Block 2(c) Howler assessment area located to the south, a 26% interest in the Greater Ruby-Delaware appraisal area of Block 3(a) and a 40% interest in the exploration area of Block 3(a). Onshore Trinidad and Tobago,

Talisman's subsidiary holds a 65% operated interest in the Eastern Block.

In 2007, Talisman participated in the drilling of three development wells on Block 2(c) and the planning of the Phase 2 Angostura Gas Project. The Phase 2 gas project is expected to provide for first gas production in 2011.

Also during 2007, Talisman participated in three exploration wells offshore Trinidad and Tobago, of which one was successful, and two exploration wells onshore in the Eastern Block. This fulfils the Company's exploration commitment drilling in both the Eastern Block and Block 3(a).

In 2007, Trinidad and Tobago production averaged 6,439 boe/d, which accounted for 2% of the Company's international production and 1% of the Company's production worldwide.

Talisman expects that capital spending in 2008 in Trinidad and Tobago will be approximately $23 million, with plans to commence Phase 2 of the Angostura Gas development project and, subject to government approval, to pursue one farm-out exploration well.

 Rest of the World

Colombia

In Colombia, a subsidiary of Talisman has an active exploration program in the Greater Llanos region, one of Colombia's proven hydrocarbon basins.

In the Llanos Foothills of eastern Colombia, Talisman's subsidiary holds a 30% non-operated interest in the Mundo Nuevo Block, a 67% non-operated interest in the Tangara Block, and a 30% non-operated interest in the Niscota Block in the Llanos overthrust belt.

In 2007, Talisman's subsidiary signed exploration agreements for a 50% non-operated working interest in each of the El Porton, Los Ocarros and El Eden blocks in the Llanos Basin.

Talisman expects that capital spending in 2008 in Colombia will be approximately $46 million in order to acquire seismic and to participate in the drilling of up to six exploration wells, all drilling over year-end.

Peru

In 2007, a Talisman subsidiary acquired the operated interests in Block 64 and Block 103 and now holds a 50% and 40% interest in the blocks, respectively. A subsidiary also holds a 70% operated interest in the adjacent Block 101 and a 55% operated interest in Block 134, which was awarded in the 2007 Peru Bid Round. Talisman expects that capital spending in 2008 in Peru will be approximately $15 million, primarily to acquire seismic, and to participate in drilling up to two exploration wells, all drilling over year-end.

Qatar

Talisman's subsidiary holds a 100% interest in an Exploration and Production Sharing Agreement for offshore Block 10 in Qatar.

Talisman expects that capital spending in 2008 in Qatar will be approximately $19 million and has applied for a one-year extension of the First Exploration Period. One exploration well will be drilled in 2008, thereby fulfilling the final exploration well commitment in Block 10.

20 Talisman Energy 2007 Annual Information Form

Landholdings, Production and Productive Wells

The following tables set forth Talisman's landholdings and, where applicable, production and productive wells as at December 31, 2007 in North Africa, Trinidad and Tobago, and other areas.

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

North Africa	199.9	34.6	804.7	79.4	1,004.6	114.0

Trinidad and Tobago	23.5	5.9	233.3	117.8	256.8	123.7

Rest of World[2]	–	–	10,454.8	5,801.5	10,454.8	5,801.5

Total	223.4	40.5	11,492.8	5,998.7	11,716.2	6,039.2

Notes:

1
"Developed" acreage consists of acres spaced or assigned to productive wells.
2
"Rest of World" includes Colombia, Peru and Qatar.

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2007
Property	Gross	Net[4]	Gross	Net[4]	Gross	Net

	(bbls/d)		(mmcf/d)

North Africa	14,214	8,094	0.5	0.3	106	11.8

Trinidad and Tobago	6,439	5,738	–	–	17	4.3

Rest of World[5]	–	–	–	–	–	–

Total	20,653	13,832	0.5	0.3	123	16.1

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	3	–

Net	0.2	–

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Interests of the Algerian, Tunisian and Trinidad and Tobago governments, other than working interests or income taxes, are accounted for as royalties.
5
"Rest of World" includes Colombia, Peru and Qatar.

Talisman Energy 2007 Annual Information Form 21

Productive Wells and Acreage

The following table shows the number of productive wells in which Talisman had a working interest, as well as developed and undeveloped acres assignable to such wells, as of December 31, 2007. Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.

	Productive Wells[1] as at December 31, 2007		Acreage
	Oil Wells	Gas Wells	Developed	Undeveloped

			(thousand acres)

North America[2]

Gross	4,200	4,817	2,972.2	14,803.7

Net	2,552.4	2,923.6	1,706.2	9,559.1

UK3

Gross	355	32	514.0	1,754.8

Net	203.2	3.1	225.3	922.6

Scandinavia

Gross	96	8	142.4	4,197.2

Net	40.3	0.7	70.3	1,782.7

Southeast Asia[4]

Gross	1,964	124	934.0	12,599.2

Net	280.2	21.3	234.9	4,244.3

Other[5]

Gross	119	4	223.4	11,492.8

Net	14.7	1.4	40.5	5,998.7

Total

Gross	6,734	4,985	4,786.0	44,847.7

Net	3,090.8	2,950.1	2,277.2	22,507.4

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
Includes multiple completions as follows:

	Oil Wells	Gas Wells

Gross	479	1,252

Net	267.4	764.1

One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
2
"North America" acreage includes acreage related to Alaska, Northwest Territories, Scotian Slopes and Nunavut.
3
Two of Talisman's subsidiaries sold their entire non-operated interests in the Brae area on December 31, 2007. United Kingdom productive wells and acreage as at December 31, 2007 therefore exclude the Brae assets.
4
"Southeast Asia" includes acreage and productive wells in the Tangguh LNG project.
5
"Other" includes Trinidad and Tobago, North Africa, Colombia, Peru, and Qatar.

22 Talisman Energy 2007 Annual Information Form

Drilling Activity

The following tables set forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated.

Year Ended		Exploration				Development				Total
December 31, 2007		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	4	85	4	93	122	178	2	302	126	263	6	395

	Net	1.5	60.1	2.8	64.4	51.0	132.6	0.6	184.2	52.5	192.7	3.4	248.6

United States	Gross	2	25	1	28	–	–	–	–	2	25	1	28

	Net	1.5	18.1	0.6	20.2	–	–	–	–	1.5	18.1	0.6	20.2

UK

UK5	Gross	3	–	3	6	16	1	2	19	19	1	5	25

	Net	2.1	–	1.9	4.0	8.8	0.2	0.6	9.6	10.9	0.2	2.5	13.6

Netherlands	Gross	–	1	1	2	–	–	–	–	–	1	1	2

	Net	–	0.1	0.2	0.3	–	–	–	–	–	0.1	0.2	0.3

Scandinavia

Norway	Gross	2	1	3	6	5	2	1	8	7	3	4	14

	Net	0.2	0.7	1.2	2.1	2.2	1.4	0.6	4.2	2.4	2.1	1.8	6.3

Denmark	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Southeast Asia

Indonesia	Gross	–	–	3	3	24	2	–	26	24	2	3	29

	Net	–	–	0.2	0.2	4.8	0.4	–	5.2	4.8	0.4	0.2	5.4

Malaysia	Gross	1	–	3	4	7	3	1	11	8	3	4	15

	Net	0.4	–	2.0	2.4	2.2	1.2	0.4	3.8	2.6	1.2	2.4	6.2

Vietnam	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	1.0	–	–	1.0	–	–	–	–	1.0	–	–	1.0

Australia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

North Africa[6]	Gross	4	–	1	5	7	–	–	7	11	–	1	12

	Net	0.3	–	0.1	0.4	0.5	–	–	0.5	0.8	–	0.1	0.9

Trinidad and Tobago	Gross	1	–	4	5	2	1	–	3	3	1	4	8

	Net	0.3	–	2.7	3.0	0.5	0.3	–	0.8	0.8	0.3	2.7	3.8

Total	Gross	18	112	23	153	183	187	6	376	201	299	29	529

	Net	7.3	79.0	11.7	98.0	70.0	136.1	2.2	208.3	77.3	215.1	13.9	306.3

See footnotes on page 25.

Talisman Energy 2007 Annual Information Form 23

Year Ended		Exploration				Development				Total
December 31, 2006		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	8	110	3	121	186	353	7	546	194	463	10	667

	Net	4.2	75.7	1.6	81.5	91.8	235.2	7.0	334.0	96.0	310.9	8.6	415.5

United States	Gross	–	33	1	34	–	–	–	–	–	33	1	34

	Net	–	27.1	1.0	28.1	–	–	–	–	–	27.1	1.0	28.1

UK

UK	Gross	1	–	2	3	20	–	–	20.0	21	–	2	23

	Net	0.9	–	0.3	1.2	7.3	–	–	7.3	8.2	–	0.3	8.5

Netherlands	Gross	–	1	–	1	–	4	–	4	–	5	–	5

	Net	–	0.1	–	0.1	–	0.2	–	0.2	–	0.3	–	0.3

Germany[7]	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.5	0.5	–	–	–	–	–	–	0.5	0.5

Scandinavia

Norway	Gross	1	–	1	2	5	–	–	5	6	–	1	7

	Net	0.6	–	0.4	1.0	2.1	–	–	2.1	2.7	–	0.4	3.1

Southeast Asia

Indonesia	Gross	2	–	–	2	10	9	3	22	12	9	3	24

	Net	0.1	–	–	0.1	0.2	1.5	0.2	1.9	0.3	1.5	0.2	2.0

Malaysia	Gross	–	1	–	1	6	2	1	9	6	3	1	10

	Net	–	0.4	–	0.4	2.9	0.8	0.4	4.1	2.9	1.2	0.4	4.5

Vietnam	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.4	–	–	0.4	0.4	–	–	0.4

Australia	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.3	0.3	–	–	–	–	–	–	0.3	0.3

Other

North Africa[6]	Gross	5	–	1	6	9	–	–	9	14	–	1	15

	Net	0.5	–	0.1	0.6	1.2	–	–	1.2	1.7	–	0.1	1.8

Trinidad and Tobago	Gross	2	–	2	4	3	1	–	4	5	1	2	8

	Net	0.5	–	1.3	1.8	0.8	0.3	–	1.1	1.3	0.3	1.3	2.9

Other[8]	Gross	–	–	4	4	–	–	–	–	–	–	4	4

	Net	–	–	1.7	1.7	–	–	–	–	–	–	1.7	1.7

Total	Gross	19	145	16	180	240	369	11	620	259	514	27	800

	Net	6.8	103.3	7.2	117.3	106.7	238.0	7.6	352.3	113.5	341.3	14.8	469.6

See footnotes on page 25.

24 Talisman Energy 2007 Annual Information Form

Year Ended		Exploration				Development				Total
December 31, 2005		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	12	114	11	137	159	363	8	530	171	477	19	667

	Net	8.3	72.8	7.7	88.8	66.7	216.7	6.0	289.4	75.0	289.5	13.7	378.2

United States	Gross	–	18	–	18	–	–	–	–	–	18	–	18

	Net	–	13.0	–	13.0	–	–	–	–	–	13.0	–	13.0

UK

UK	Gross	3	–	5	8	18	–	1	19	21	–	6	27

	Net	2.3	–	2.5	4.8	6.8	–	1.0	7.8	9.1	–	3.5	12.6

Netherlands	Gross	–	–	–	–	–	2	–	2	–	2	–	2

	Net	–	–	–	–	–	0.2	–	0.2	–	0.2	–	0.2

Scandinavia

Norway	Gross	–	–	1	1	5	–	–	5	5	–	1	6

	Net	–	–	0.7	0.7	3.2	–	–	3.2	3.2	–	0.7	3.9

Southeast Asia
Indonesia	Gross	–	–	2	2	–	–	–	–	–	–	2	2

	Net	–	–	0.3	0.3	–	–	–	–	–	–	0.3	0.3

Malaysia	Gross	5	–	2	7	7	3	–	10	12	3	2	17

	Net	2.6	–	1.2	3.8	3.6	1.2	–	4.8	6.2	1.2	1.2	8.6

Vietnam	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	0.3	–	–	0.3	–	–	–	–	0.3	–	–	0.3

Australia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

North Africa[6]	Gross	1	–	–	1	9	–	–	9	10	–	–	10

	Net	0.1	–	–	0.1	0.7	–	–	0.7	0.8	–	–	0.8

Trinidad and Tobago	Gross	–	–	2	2	1	–	–	1	1	–	2	3

	Net	–	–	0.6	0.6	0.3	–	–	0.3	0.3	–	0.6	0.9

Other[9]	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	0.3	–	–	0.3	–	–	–	–	0.3	–	–	0.3

Total	Gross	23	132	23	178	199	368	9	576	222	500	32	754

	Net	13.9	85.8	13.0	112.7	81.3	218.1	7.0	306.4	95.2	303.9	20.0	419.1

Notes:

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.
2
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.
3
A productive oil or gas well is an exploratory or development well that is not a dry well.
4
A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency.
5
Drilling activity includes two gross wells and 0.4 net wells from the Brae assets which were sold on December 31, 2007.
6
"North Africa" includes Algeria and Tunisia.
7
In 2007, Talisman relinquished its interest in Germany.
8
"Other" for the year ended December 31, 2006 includes Qatar, Colombia and Gabon.
9
"Other" for the year ended December 31, 2005 includes Peru.

Talisman Energy 2007 Annual Information Form 25

The following table shows the number of wells in the process of drilling, suspended or in active completion stages as of December 31, 2007.

		Wells in the process of drilling, suspended or active completion[1]
		Exploration	Development

North America

	Gross	35	23

	Net	25.2	16.7

UK

	Gross	2	3

	Net	1.6	1.1

Scandinavia

	Gross	1	2

	Net	–	0.6

Southeast Asia

	Gross	1	13

	Net	1.0	2.7

Total

	Gross	39	41

	Net	27.8	21.1

Note:

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

26 Talisman Energy 2007 Annual Information Form

Reserves Information

Internal Evaluation

Talisman's oil and gas reserves are evaluated internally. The exemption under NI 51-101 described under "Note Regarding Reserves Data and Other Oil and Gas Information", in addition to permitting Talisman to provide disclosure in accordance with US standards, exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2007, the Company's internal reserves evaluation staff included approximately 154 persons with full-time or part-time responsibility for reserves evaluation with an average of approximately 17 full-time or part-time years of relevant experience in evaluating reserves, of whom 48 were "qualified reserves evaluators" for purposes of NI 51-101. The Company's internal reserves evaluation management personnel included approximately 41 persons with full-time or part-time responsibility for reserves evaluation management with an average of approximately 26 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 19 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who reports directly to the Chief Executive Officer and is responsible for the preparation and validation of the Company's reserves evaluation and the submission to the Company's Board of Directors of a report thereon as required by the NI 51-101 exemption. The Company's IQRE is Michael Adams, a graduate of Imperial College, London University with a B.Sc. in Physical Chemistry and a M.Sc. in Petroleum Engineering. Mr. Adams has more than 30 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's proved reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

Talisman conducts formal reviews during the proved reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the Executive Vice-Presidents of the operating areas and then submitted to the Company's executive operating committee, comprised of the Chief Executive Officer, the Executive Vice-Presidents and the Chief Financial Officer of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the report of the IQRE are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual audits by independent external engineering consultants of its reserves estimates for some of its properties on a rotating basis. Over the past four years, the Company's estimates for approximately 96% of its current proved reserves (on a boe basis) have been independently audited. The audits have not revealed any material discrepancies. Talisman's Reserves Data Policy and Procedures Manual (the "Reserves Manual") was originally reviewed by external engineering consultants in 2003. The Reserves Committee of the Board of Directors approved minor changes to the details of some of Talisman's internal reserves processes in December 2005. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data.

Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

Talisman Energy 2007 Annual Information Form 27

Reserves Estimates

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped, total proved, probable and total proved plus probable reserves as at December 31, 2007.

	Proved Developed[1,2]		Proved Undeveloped[1,3]		Total Proved[1]		Total Probable[4]		Total Proved and Probable[1,4]
	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]

Oil and Natural Gas Liquids
(millions of barrels)

North America

Canada[7]	146.2	118.9	6.6	5.0	152.8	123.9	56.1	45.7	208.9	169.6

United States	–	–	–	–	–	–	–	–	–	–

UK

UK	344.4	342.5	42.7	42.7	387.1	385.2	227.7	227.1	614.8	612.3

Netherlands	0.1	0.1	–	–	0.1	0.1	–	–	0.1	0.1

Scandinavia

Norway	24.0	24.0	41.2	41.2	65.2	65.2	66.2	66.1	131.4	131.3

Denmark	1.6	1.6	0.5	0.4	2.1	2.0	2.2	2.2	4.3	4.2

Southeast Asia

Indonesia[8]	28.2	10.7	7.5	2.9	35.7	13.6	9.1	3.3	44.8	16.9

Malaysia	21.0	9.0	18.9	8.4	39.9	17.4	35.9	16.2	75.8	33.6

Australia	9.3	9.1	0.4	0.4	9.7	9.5	5.6	5.4	15.3	14.9

Vietnam	1.0	0.8	2.9	2.4	3.9	3.2	58.6	42.7	62.5	45.9

Other

Algeria	41.9	19.7	4.4	2.0	46.3	21.7	49.3	24.1	95.6	45.8

Tunisia	0.9	0.7	0.2	0.2	1.1	0.9	0.3	0.3	1.4	1.2

Trinidad and Tobago[8]	5.4	5.0	–	–	5.4	5.0	2.0	1.9	7.4	6.9

Total	624.0	542.1	125.3	105.6	749.3	647.7	513.0	435.0	1,262.3	1,082.7

Natural Gas
(billions of cubic feet)

North America

Canada	2,125.6	1,725.0	440.1	362.1	2,565.7	2,087.1	1,265.0	1,022.3	3,830.7	3,109.4

United States	111.4	95.7	15.1	13.3	126.5	109.0	27.9	24.3	154.4	133.3

UK

UK	54.9	54.9	2.7	2.7	57.6	57.6	178.0	178.0	235.6	235.6

Netherlands	31.8	31.8	10.8	10.8	42.6	42.6	51.9	51.9	94.5	94.5

Scandinavia

Norway	7.0	7.0	71.9	71.9	78.9	78.9	80.1	80.1	159.0	159.0

Denmark	–	–	–	–	–	–	–	–	–	–

Southeast Asia

Indonesia[8]	1,197.6	811.1	784.3	547.9	1,981.9	1,359.0	799.8	527.7	2,781.7	1,886.7

Malaysia	52.0	39.0	324.9	198.4	376.9	237.4	242.6	153.2	619.5	390.6

Australia	–	–	–	–	–	–	–	–	–	–

Vietnam	6.2	5.4	3.9	2.7	10.1	8.1	25.1	18.7	35.2	26.8

Other

Algeria	–	–	–	–	–	–	–	–	–	–

Tunisia	1.1	1.0	2.4	2.3	3.5	3.3	0.6	0.6	4.1	3.9

Trinidad and Tobago[8]	–	–	220.5	220.0	220.5	220.0	80.5	79.2	301.0	299.2

Total	3,587.6	2,770.9	1,876.6	1,432.1	5,464.2	4,203.0	2,751.5	2,136.0	8,215.7	6,339.0

Notes:

1
"Proved" reserves have been estimated in accordance with the SEC definition set out in Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 as follows: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and NGLs, which geological and engineering data demonstrate with reasonable

28 Talisman Energy 2007 Annual Information Form

  certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

2
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery, are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
3
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
4
"Probable" reserves are less certain than proved reserves and have been estimated in accordance with the definition set out by SPE/WPC. That is, probable reserves are those unproved reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable.
5
"Gross" reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, (ii) royalty interest reserves and (iii) net profits interests. Royalty interest reserves and net profit interests volumes for Canada were approximately 3.0 mmboe as at December 31, 2007. The inclusion of royalty interest and net profit interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.
6
"Net" reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests and net profit interests in the amount set out in note 5 above. The inclusion of net profit interest volumes in net reserves is consistent with SEC requirements for net reserves disclosure, but does not conform to COGEH standards applicable under NI 51-101.
7
On October 25, 2007, the Alberta government proposed a new royalty framework that is expected to become effective in January 2009. The detailed regulations required to implement the new royalty framework are still under consideration by the Alberta government and have not been released in final form. If the royalty framework is implemented in the form currently proposed, Talisman believes that the impact on its Canadian reserves estimates will not be material. Talisman's reserves estimates for the year ended December 31, 2007 are based on the existing royalty regime.
8
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.

A report on reserves data by Talisman's IQRE and a report of management and directors on oil and gas disclosure are provided in Schedules A and B, respectively, to this Annual Information Form. Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC.

Talisman Energy 2007 Annual Information Form 29

Other Oil and Gas Information

The following tables are prepared by Talisman in accordance with US disclosure standards, including FAS 69, and reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves1

	North America[2]	UK	Scandinavia	Southeast Asia	Other	Total

Oil and Liquids (mmbbls)

Total proved

Proved reserves at December 31, 2004	152.2	285.9	9.2	46.2	32.8	526.3

Discoveries, additions and extensions	10.6	42.3	2.1	16.4	3.8	75.2

Purchase of reserves	0.1	32.8	41.9	17.0	0.7	92.5

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(5.2)	30.1	1.6	(16.0)	1.1	11.6

2005 Production	(15.5)	(38.6)	(9.3)	(7.7)	(6.6)	(77.7)

Proved Reserves at December 31, 2005	142.2	352.5	44.6	55.9	31.8	627.0

Discoveries, additions and extensions	8.4	28.7	28.6	(2.9)	7.3	70.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(7.3)	(6.8)	–	–	–	(14.1)

Net revisions and transfers	9.3	14.3	0.4	11.6	(0.3)	35.3

2006 Production	(14.3)	(37.1)	(11.8)	(10.7)	(5.4)	(79.3)

Proved Reserves at December 31, 2006	138.3	377.8	61.8	53.9	33.4	665.2

Discoveries, additions and extensions	5.9	6.4	11.2	0.9	1.1	25.5

Purchase of reserves	–	–	–	1.0	–	1.0

Sale of reserves	(9.8)	(4.1)	–	–	–	(13.9)

Net revisions and transfers	2.0	42.1	5.3	(3.4)	(1.8)	44.2

2007 Production	(12.5)	(36.9)	(11.1)	(8.7)	(5.1)	(74.3)

Proved Reserves at December 31, 2007	123.9	385.3	67.2	43.7	27.6	647.7

Proved Developed

December 31, 2004	142.6	247.6	4.7	19.2	27.0	441.1

December 31, 2005	132.0	274.2	34.8	35.8	22.3	499.1

December 31, 2006	130.1	252.9	25.6	36.9	25.8	471.3

December 31, 2007	118.9	342.6	25.6	29.6	25.4	542.1

30 Talisman Energy 2007 Annual Information Form

	North America[2]	UK	Scandinavia	Southeast Asia	Other	Total

Natural Gas (bcf)

Total proved

Proved reserves at December 31, 2004	2,133.5	168.3	9.0	1,554.8	216.5	4,082.1

Discoveries, additions and extensions	274.9	23.1	0.3	81.7	–	380.0

Purchase of reserves	11.7	56.9	4.4	30.8	1.2	105.0

Sale of reserves	(1.1)	–	–	–	–	(1.1)

Net revisions and transfers	2.5	15.8	(2.3)	(94.0)	(2.9)	(80.9)

2005 Production	(265.6)	(33.0)	(3.2)	(73.1)	–	(374.9)

Proved Reserves at December 31, 2005	2,155.9	231.1	8.2	1,500.2	214.8	4,110.2

Discoveries, additions and extensions	356.8	33.1	65.9	(18.9)	14.8	451.7

Purchase of reserves	2.9	–	–	–	–	2.9

Sale of reserves	(35.8)	(20.5)	–	–	–	(56.3)

Net revisions and transfers	51.1	(28.1)	7.4	47.7	(0.2)	77.9

2006 Production	(253.3)	(37.5)	(5.2)	(78.3)	(0.1)	(374.4)

Proved Reserves at December 31, 2006	2,277.6	178.1	76.3	1,450.7	229.3	4,212.0

Discoveries, additions and extensions	272.2	4.3	9.8	76.7	(10.2)	352.8

Purchase of reserves	3.3	–	–	192.2	–	195.5

Sale of reserves	(117.9)	(53.0)	–	–	–	(170.9)

Net revisions and transfers	23.8	(5.3)	(2.1)	(42.0)	4.3	(21.3)

2007 Production	(262.9)	(23.9)	(5.1)	(73.1)	(0.1)	(365.1)

Proved Reserves at December 31, 2007	2,196.1	100.2	78.9	1,604.5	223.3	4,203.0

Proved Developed

December 31, 2004	1,788.2	148.0	2.0	624.0	–	2,562.2

December 31, 2005	1,771.8	174.9	6.2	548.8	0.8	2,502.5

December 31, 2006	1,860.9	123.2	8.6	895.5	0.5	2,888.7

December 31, 2007	1,820.7	86.7	7.0	855.5	1.0	2,770.9

Notes:

1
For definitions of reserves, see the notes found on pages 28 and 29 of this Annual Information Form.
2
North American net proved reserves exclude synthetic crude oil reserves: 2005 – 34.3 mmbbls; and 2006 – 32.0 mmbbls; 2007 – 0 mmbbls (asset sold).

Talisman Energy 2007 Annual Information Form 31

Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

Future net cash flows were calculated by applying the respective year-end prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

  •
  production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

  •
  future prices and economic conditions will differ from those at year-end. For example, changes in prices increased the discounted future net cash flows by $10 billion in 2007;

  •
  future production and development costs will be determined by future events and will differ from those at year-end; and

  •
  estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2007	2006	2005

Oil & liquids ($/bbl)

North America[1]	71.28	55.04	50.95

UK	94.93	67.72	66.31

Scandinavia	95.46	68.50	68.38

Southeast Asia	98.58	68.32	65.88

Other	96.33	69.22	67.49

Total	90.69	65.22	62.83

Natural gas ($/mcf)

North America	6.89	6.72	10.87

UK	6.78	7.68	10.90

Scandinavia	9.22	7.73	3.69

Southeast Asia	5.97	4.99	4.87

Other	2.56	2.79	2.17

Total	6.35	5.93	8.03

Note:

1
The price for Talisman's crude oil in North America is lower than other oil prices as it is a heavier grade.

32 Talisman Energy 2007 Annual Information Form

Discounted Future Net Cash Flows from Proved Reserves

December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Future Cash Inflows[1]	24,094	37,256	7,140	13,836	3,234	85,560

Future Costs

Transportation	(584)	(772)	(194)	(607)	(60)	(2,217)

Production	(7,042)	(16,090)	(2,028)	(2,234)	(456)	(27,850)

Development and Site Restoration	(2,911)	(6,001)	(1,851)	(1,194)	(214)	(12,171)

Future costs	(10,537)	(22,863)	(4,073)	(4,035)	(730)	(42,238)

Future Inflows before Income taxes	13,557	14,393	3,067	9,801	2,504	43,322

Future Income & Production revenue taxes	(2,915)	(8,026)	(1,585)	(3,964)	(1,013)	(17,503)

Net cash flows	10,642	6,367	1,482	5,837	1,491	25,819

10% discounted rate	(4,557)	(1,271)	(371)	(2,321)	(521)	(9,041)

Discounted cash flows	6,085	5,096	1,111	3,516	970	16,778

2006

Future Cash Inflows[1]	23,058	26,963	4,821	10,875	2,959	68,676

Future Costs

Transportation	(640)	(879)	(254)	(617)	(78)	(2,468)

Production	(6,225)	(13,442)	(1,996)	(1,849)	(448)	(23,960)

Development and Site Restoration	(2,670)	(6,175)	(1,332)	(1,293)	(244)	(11,714)

Future costs	(9,535)	(20,496)	(3,582)	(3,759)	(770)	(38,142)

Future Inflows before Income taxes	13,523	6,467	1,239	7,116	2,189	30,534

Future Income & Production revenue taxes	(3,231)	(3,118)	(406)	(2,953)	(866)	(10,574)

Net cash flows	10,292	3,349	833	4,163	1,323	19,960

10% discounted rate	(4,279)	(51)	(273)	(1,832)	(506)	(6,941)

Discounted cash flows	6,013	3,298	560	2,331	817	13,019

2005

Future Cash Inflows[1]	30,776	25,891	3,084	11,039	2,627	73,417

Future Costs

Transportation	(649)	(659)	(105)	(661)	(70)	(2,144)

Production	(5,148)	(9,499)	(1,077)	(1,645)	(412)	(17,781)

Development and Site Restoration	(2,601)	(3,483)	(470)	(980)	(196)	(7,730)

Future costs	(8,398)	(13,641)	(1,652)	(3,286)	(678)	(27,655)

Future Inflows before Income taxes	22,378	12,250	1,432	7,753	1,949	45,762

Future Income & Production revenue taxes	(6,793)	(5,719)	(778)	(3,282)	(737)	(17,309)

Net cash flows	15,585	6,531	654	4,471	1,212	28,463

10% discounted rate	(6,330)	(1,477)	(102)	(1,899)	(452)	(10,260)

Discounted cash flows	9,255	5,054	552	2,572	760	18,193

Note:

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

Talisman Energy 2007 Annual Information Form 33

Principal Sources of Changes in Discounted Cash Flows

Year ended December 31 (millions of C$)	2007	2006	2005

Sales of oil & gas produced net of production costs	(5,923)	(6,416)	(6,193)

Net change in prices	10,218	(4,021)	12,824

Net change in transportation costs	316	51	68

Net changes in production costs	(1,359)	(3,255)	(1,163)

Net changes in future development & site restoration costs	(719)	(2,208)	(426)

Development costs incurred during year	1,955	1,864	1,256

Extensions, discoveries and improved recovery	1,451	2,340	3,267

Revisions of previous reserve estimates	1,515	676	802

Net purchases	176	31	3,277

Net sales of reserves in place	(929)	(509)	(27)

Accretion of discount	2,055	2,869	1,522

Net change in taxes	(4,076)	2,965	(6,934)

Other	(920)	439	(240)

Net change	3,759	(5,174)	8,033

Results of Operations from Oil and Gas Producing Activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Net oil and gas revenue derived from proved reserves[1]	2,670	2,942	899	1,254	411	8,176

Less: Production costs	538	992	289	169	39	2,027

Transportation	66	70	35	47	8	226

Exploration and dry hole expense	525	148	116	70	142	1,001

Depreciation, depletion and amortization	1,030	626	341	243	59	2,299

Tax expense	116	643	95	359	102	1,315

Results of operations	395	463	23	366	61	1,308

2006

Net oil and gas revenue derived from proved reserves[1]	2,836	2,923	886	1,329	374	8,348

Less: Production costs	511	740	259	161	36	1,707

Transportation	73	72	27	46	7	225

Exploration and dry hole expense	302	51	42	38	182	615

Depreciation, depletion and amortization	997	532	248	224	69	2,070

Tax expense	286	876	235	405	69	1,871

Results of operations	667	652	75	455	11	1,860

2005

Net oil and gas revenue derived from proved reserves[1]	3,160	2,651	614	974	408	7,807

Less: Production costs	442	665	180	87	35	1,409

Transportation	74	64	15	43	9	205

Exploration and dry hole expense	265	67	39	50	94	515

Depreciation, depletion and amortization	906	552	157	144	83	1,842

Tax expense	543	651	175	270	93	1,732

Results of operations	930	652	48	380	94	2,104

Notes:

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

34 Talisman Energy 2007 Annual Information Form

Capitalized Costs Relating to Oil and Gas Activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Proved properties	7,883	8,232	2,327	2,675	596	21,713

Unproved properties	326	922	192	232	57	1,729

Incomplete wells and facilities	166	71	7	53	5	302

	8,375	9,225	2,526	2,960	658	23,744

Less: Accumulated depreciation, depletion and amortization	1,167	3,561	753	991	221	6,693

Net capitalized costs	7,208	5,664	1,773	1,969	437	17,051

2006

Proved properties	9,915	9,808	1,701	2,346	609	24,379

Unproved properties	351	1,280	291	66	71	2,059

Incomplete wells and facilities	162	10	15	30	2	219

	10,428	11,098	2,007	2,442	682	26,657

Less: Accumulated depreciation, depletion and amortization	3,060	4,764	449	911	197	9,381

Net capitalized costs	7,368	6,334	1,558	1,531	485	17,276

2005

Proved properties	10,125	7,577	1,221	1,877	396	21,196

Unproved properties	312	924	373	90	170	1,869

Incomplete wells and facilities	117	2	4	41	36	200

	10,554	8,503	1,598	2,008	602	23,265

Less: Accumulated depreciation, depletion and amortization	4,069	3,871	191	586	123	8,840

Net capitalized costs	6,485	4,632	1,407	1,422	479	14,425

Costs Incurred in Oil and Gas Activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2007

Property acquisition costs

Proved	23	–	–	253	–	276

Unproved	122	–	–	156	10	288

Exploration costs	749	246	148	171	144	1,458

Development costs	849	1,007	465	340	64	2,725

Asset retirement costs	121	–	124	53	8	306

Total costs incurred	1,864	1,253	737	973	226	5,053

2006

Property acquisition costs

Proved	17	29	3	–	–	49

Unproved	322	183	–	3	–	508

Exploration costs	758	138	102	68	161	1,227

Development costs	1,179	1,086	230	259	88	2,842

Asset retirement costs	60	434	1	15	3	513

Total costs incurred	2,336	1,870	336	345	252	5,139

2005

Property acquisition costs

Proved	222	1,032	955	220	15	2,444

Unproved	130	919	350	64	–	1,463

Exploration costs	589	126	39	73	137	964

Development costs	853	738	129	231	46	1,997

Asset retirement costs	90	(97)	142	29	5	169

Total costs incurred	1,884	2,718	1,615	617	203	7,037

Talisman Energy 2007 Annual Information Form 35

Product Netbacks (Net of royalties)1,2

Net of Royalties – US$		2007	2006	2005

North America	Oil and liquids (US$/bbl)

	Sales price	55.75	50.06	43.55

	Hedging (gain) loss	(1.96)	–	4.16

	Transportation	0.51	0.64	0.52

	Operating costs	11.80	9.57	7.54

		45.40	39.85	31.33

	Natural gas (US$/mcf)

	Sales price	6.40	6.27	7.51

	Hedging (gain)	(0.30)	(0.28)	–

	Transportation	0.21	0.20	0.20

	Operating costs	1.35	1.15	0.93

		5.14	5.20	6.38

UK	Oil and liquids (US$/bbl)

	Sales price	72.06	63.48	53.10

	Hedging (gain) loss	0.22	0.47	(0.02)

	Transportation	1.47	1.35	1.01

	Operating costs	23.76	17.66	13.99

		46.61	44.00	38.12

	Natural gas (US$/mcf)

	Sales price	6.70	7.47	6.06

	Transportation	0.37	0.31	0.37

	Operating costs	1.12	0.66	0.82

		5.21	6.50	4.87

Scandinavia	Oil and liquids (US$/bbl)

	Sales price	73.60	64.94	56.41

	Transportation	2.37	1.59	0.93

	Operating costs	23.96	19.86	15.78

		47.27	43.49	39.70

	Natural gas (US$/mcf)

	Sales price	4.50	4.34	3.57

	Transportation	1.15	0.97	1.21

		3.35	3.37	2.36

Southeast Asia	Oil and liquids (US$/bbl)

	Sales price	76.61	65.84	57.24

	Transportation	0.70	0.42	0.12

	Operating costs	13.25	10.33	6.18

		62.66	55.09	50.94

	Natural gas (US$/mcf)

	Sales price	6.91	6.13	5.29

	Transportation	0.53	0.46	0.49

	Operating costs	0.57	0.44	0.35

		5.81	5.23	4.45

Other	Oil (US$/bbl)

	Sales price	75.75	62.94	54.10

	Transportation	1.40	1.20	1.17

	Operating costs	7.01	6.37	4.58

		67.34	55.37	48.35

36 Talisman Energy 2007 Annual Information Form

Total Company	Oil and liquids (US$/bbl)

	Sales price	70.47	61.50	52.07

	Hedging (gain) loss	(0.22)	0.22	0.82

	Transportation	1.35	1.12	0.83

	Operating costs	19.41	14.77	11.36

		49.93	45.39	39.06

	Natural gas (US$/mcf)

	Sales price	6.52	6.33	6.89

	Hedging (gain)	(0.21)	(0.19)	–

	Transportation	0.30	0.27	0.28

	Operating costs	1.16	0.94	0.80

		5.27	5.31	5.81

Notes:

1
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.
2
Unit operating costs include pipeline costs for the UK.

Supplemental Oil and Gas Information

The following information is provided in addition to the information required under US disclosure standards.

Continuity of Gross Proved Reserves1

	North America[2]	UK	Scandinavia	Southeast Asia	Other	Total

Oil and Liquids (mmbbls)

Total proved

Proved reserves at December 31, 2004	183.0	287.9	9.1	89.1	48.6	617.7

Discoveries, additions and extensions	12.6	41.9	2.0	12.7	8.5	77.7

Purchase of reserves	0.2	32.8	42.1	22.1	0.8	98.0

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(2.8)	32.5	1.8	(1.3)	3.6	33.8

2005 Production	(19.6)	(39.1)	(9.3)	(12.9)	(9.3)	(90.2)

Proved reserves at December 31, 2005	173.4	356.0	44.8	109.7	52.2	736.1

Discoveries, additions, and extensions	10.4	28.8	28.6	(0.9)	13.2	80.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(8.8)	(6.8)	–	–	–	(15.6)

Net revisions and transfers	9.8	14.1	0.3	8.3	1.4	33.9

2006 Production	(18.2)	(37.5)	(11.8)	(18.8)	(7.9)	(94.2)

Proved Reserves at December 31, 2006	166.6	380.8	61.9	98.3	58.9	766.5

Discoveries, additions and extensions	7.2	6.4	11.2	2.7	1.8	29.3

Purchase of reserves	–	–	–	1.1	–	1.1

Sale of reserves	(13.4)	(4.6)	–	–	–	(18.0)

Net revisions and transfers	8.2	41.8	5.4	3.2	(0.4)	58.2

2007 Production	(15.8)	(37.2)	(11.2)	(16.1)	(7.5)	(87.8)

Proved reserves at December 31, 2007	152.8	387.2	67.3	89.2	52.8	749.3

Proved Developed

December 31, 2004	171.0	249.3	4.7	39.9	38.9	503.8

December 31, 2005	161.0	277.4	34.9	67.7	34.7	575.7

December 31, 2006	156.4	255.7	25.7	70.2	43.3	551.3

December 31, 2007	146.2	344.5	25.6	59.5	48.2	624.0

Talisman Energy 2007 Annual Information Form 37

Natural Gas (bcf)

Total proved

Proved reserves at December 31, 2004	2,635.4	178.9	9.0	2,183.4	216.5	5,223.2

Discoveries, additions and extensions	361.0	23.7	0.3	129.1	–	514.1

Purchase of reserves	16.8	56.9	4.4	38.9	1.4	118.4

Sale of reserves	(1.2)	–	–	–	–	(1.2)

Net revisions and transfers	28.6	16.3	(2.2)	(3.4)	(1.3)	38.0

2005 Production	(333.8)	(35.2)	(3.3)	(103.6)	–	(475.9)

Proved reserves at December 31, 2005	2,706.8	240.6	8.2	2,244.4	216.6	5,416.6

Discoveries, additions and extensions	457.8	34.6	65.9	(9.1)	14.9	564.1

Purchase of reserves	3.7	–	–	–	–	3.7

Sale of reserves	(44.2)	(20.5)	–	–	–	(64.7)

Net revisions and transfers	13.0	(32.7)	7.4	(20.0)	(1.5)	(33.8)

2006 Production	(332.0)	(39.2)	(5.2)	(106.5)	(0.1)	(483.0)

Proved reserves at December 31, 2006	2,805.1	182.8	76.3	2,108.8	229.9	5,402.9

Discoveries, additions and extensions	356.8	4.3	9.8	114.9	(10.1)	475.7

Purchase of reserves	4.6	–	–	247.2	–	251.8

Sale of reserves	(154.5)	(56.8)	–	–	–	(211.3)

Net revisions and transfers	(0.2)	(4.8)	(2.1)	2.9	4.4	0.2

2007 Production	(319.6)	(25.3)	(5.1)	(104.9)	(0.2)	(455.1)

Proved reserves at December 31, 2007	2,692.2	100.2	78.9	2,368.9	224.0	5,464.2

Proved Developed

December 31, 2004	2,207.3	158.6	2.0	858.2	–	3,226.1

December 31, 2005	2,226.5	183.5	6.2	793.2	0.9	3,210.3

December 31, 2006	2,295.0	126.4	8.6	1,307.8	0.5	3,738.3

December 31, 2007	2,237.0	86.7	7.0	1,255.8	1.1	3,587.6

Notes:

1
For definitions of reserves, see the notes found on pages 28 and 29 of this Annual Information Form.
2
North American gross proved reserves exclude synthetic crude oil reserves: 2005 – 40.2 mmbbls; 2006 – 38.9 mmbbls; 2007 – 0 mmbbls (asset sold).

38 Talisman Energy 2007 Annual Information Form

Product Netbacks (Gross)1

The following table provides information on product netbacks on a gross basis expressed in C$ on a quarterly basis for the periods indicated.

	2007					2006					2005
		Three months ended					Three months ended
C$ Gross	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year

North America

Oil and liquids ($/bbl)

Sales price	59.53	66.38	62.66	56.67	53.55	56.73	50.90	63.29	63.34	49.58	52.62

Hedging	(1.72)	(0.06)	(1.63)	(2.10)	(2.88)	–	–	–	–	–	3.99

Royalties	12.37	14.13	12.71	11.84	11.06	11.91	10.20	13.29	13.56	10.60	10.79

Transportation	0.44	0.37	0.46	0.45	0.47	0.57	0.58	0.56	0.56	0.59	0.50

Operating costs	9.98	10.63	10.81	9.83	8.82	8.57	9.33	8.64	8.64	7.76	7.24

	38.46	41.31	40.31	36.65	36.08	35.68	30.79	40.80	40.58	30.63	30.10

Natural gas ($/mcf)

Sales price	6.90	6.48	5.80	7.65	7.66	7.12	6.94	6.30	6.52	8.79	9.05

Hedging	(0.26)	(0.24)	(0.40)	(0.13)	(0.26)	(0.26)	(0.28)	(0.30)	(0.29)	(0.16)	–

Royalties	1.22	1.13	0.98	1.31	1.45	1.30	1.20	0.99	1.21	1.81	1.80

Transportation	0.18	0.17	0.20	0.18	0.19	0.19	0.17	0.18	0.18	0.23	0.19

Operating costs	1.19	1.23	1.19	1.15	1.18	1.07	1.05	1.06	1.16	1.02	0.90

	4.57	4.19	3.83	5.14	5.10	4.82	4.80	4.37	4.26	5.89	6.16

UK

Oil and liquids ($/bbl)

Sales price	76.47	87.95	77.89	74.89	64.73	72.11	67.40	74.87	75.97	71.01	64.07

Hedging	0.16	1.69	0.43	(0.20)	(1.32)	0.52	0.12	0.95	0.95	0.21	(0.03)

Royalties	0.77	0.94	0.92	0.47	0.78	0.74	0.50	0.76	1.05	0.69	0.87

Transportation	1.56	1.18	1.95	1.46	1.71	1.52	1.58	1.65	1.52	1.38	1.21

Operating costs	25.16	25.06	25.74	24.50	25.39	19.83	21.38	21.08	22.01	15.86	16.67

	48.82	59.08	48.85	48.66	38.17	49.50	43.82	50.43	50.44	52.87	45.35

Natural gas ($/mcf)

Sales price	7.19	8.25	6.22	6.47	7.72	8.50	7.52	7.53	8.61	10.11	7.30

Royalties	0.40	0.60	0.36	0.42	0.27	0.46	0.07	0.63	0.41	0.67	0.53

Transportation	0.37	0.37	0.38	0.35	0.37	0.33	0.37	0.34	0.24	0.36	0.42

Operating costs	1.16	0.74	1.14	1.31	1.38	0.71	0.84	0.59	0.63	0.78	0.91

	5.26	6.54	4.34	4.39	5.70	7.00	6.24	5.97	7.33	8.30	5.44

Scandinavia

Oil and liquids ($/bbl)

Sales price	78.16	90.31	80.60	77.11	64.64	73.79	69.14	76.11	77.25	73.42	67.72

Royalties	0.33	0.32	0.35	0.34	0.32	0.33	0.24	0.48	0.31	0.32	0.05

Transportation	2.53	2.86	2.11	2.51	2.59	1.80	1.82	2.32	1.60	1.55	1.11

Operating costs	25.45	26.73	26.45	24.77	23.86	22.42	21.34	23.17	28.06	18.51	18.98

	49.85	60.40	51.69	49.49	37.87	49.24	45.74	50.14	47.28	53.04	47.58

Natural gas ($/mcf)

Sales price	4.78	5.11	4.93	4.59	4.44	4.92	4.60	6.53	5.54	3.51	4.30

Transportation	1.23	1.02	1.44	1.14	1.42	1.10	1.14	1.52	(0.48)	2.04	1.48

	3.55	4.09	3.49	3.45	3.02	3.82	3.46	5.01	6.02	1.47	2.82

Talisman Energy 2007 Annual Information Form 39

	2007					2006					2005
		Three months ended					Three months ended
C$ Gross	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	82.03	93.17	78.68	81.42	77.10	74.62	67.21	79.01	78.92	73.49	68.79

Royalties	37.87	51.26	34.30	36.03	32.53	32.36	25.02	33.41	40.90	29.97	27.28

Transportation	0.40	0.41	0.41	0.43	0.37	0.27	0.35	0.31	0.20	0.22	0.09

Operating costs	7.60	8.64	8.21	7.90	5.93	6.63	6.19	7.71	7.41	5.22	4.48

	36.16	32.86	35.76	37.06	38.27	35.36	35.65	37.58	30.41	38.08	36.94

Natural gas ($/mcf)

Sales price	7.33	7.47	7.90	7.58	6.29	6.95	5.75	7.37	7.57	7.08	6.40

Royalties	2.27	2.33	2.38	2.33	2.00	1.86	1.30	1.84	2.17	2.12	1.95

Transportation	0.39	0.34	0.43	0.40	0.39	0.38	0.35	0.43	0.37	0.38	0.41

Operating costs	0.42	0.41	0.42	0.46	0.40	0.36	0.43	0.36	0.31	0.34	0.30

	4.25	4.39	4.67	4.39	3.50	4.35	3.67	4.74	4.72	4.24	3.74

Other

Oil ($/bbl)

Sales price	80.37	91.98	81.03	78.45	69.41	71.65	66.78	72.46	78.60	70.43	65.40

Royalties	26.54	34.15	25.52	24.68	21.25	22.41	23.93	23.58	23.03	20.08	19.41

Transportation	1.01	0.91	0.92	1.00	1.21	0.94	1.09	0.86	0.84	0.93	1.00

Operating costs	5.03	3.06	8.27	4.69	4.66	4.99	7.44	4.32	5.35	3.44	3.89

	47.79	53.86	46.32	48.08	42.29	43.31	34.32	43.70	49.38	45.98	41.10

Total Company

Oil and liquids ($/bbl)

Sales price	75.00	85.82	75.91	73.32	65.46	69.82	64.48	73.27	74.39	67.85	62.78

Hedging	(0.24)	0.74	(0.11)	(0.47)	(1.07)	0.21	0.05	0.36	0.37	0.09	0.85

Royalties	11.82	14.24	11.51	10.98	10.63	10.97	9.18	12.17	13.57	9.39	8.64

Transportation	1.22	1.12	1.32	1.18	1.28	1.07	1.14	1.15	1.01	1.01	0.86

Operating costs	17.52	18.15	18.31	17.18	16.50	14.11	14.91	14.49	15.74	11.71	11.81

	44.68	51.57	44.88	44.45	38.12	43.46	39.20	45.10	43.70	45.65	40.62

Natural gas ($/mcf)

Sales price	6.99	6.81	6.30	7.53	7.35	7.20	6.72	6.65	6.94	8.52	8.30

Hedging	(0.18)	(0.17)	(0.28)	(0.09)	(0.18)	(0.17)	(0.19)	(0.20)	(0.19)	(0.10)	–

Royalties	1.39	1.38	1.25	1.47	1.45	1.33	1.11	1.13	1.36	1.73	1.71

Transportation	0.26	0.24	0.28	0.25	0.26	0.25	0.24	0.26	0.22	0.30	0.27

Operating costs	1.00	0.98	1.00	0.99	1.03	0.87	0.89	0.86	0.90	0.84	0.76

	4.52	4.38	4.05	4.91	4.79	4.92	4.67	4.60	4.65	5.75	5.56

Notes:

1
Netbacks do not include synthetic oil or pipeline operations.

Additional Information

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 13 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2007, which information is incorporated herein by reference.

40 Talisman Energy 2007 Annual Information Form

Competitive Conditions

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

Corporate Responsibility and Environmental Protection

Corporate Policies

Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Talisman's Policy on Business Conduct and Ethics ("PBCE"), a statement of the Company's ethical principles, is the foundation of the Company's corporate responsibility framework. Every employee of Talisman is required to read the PBCE and understand how it relates to his or her business dealings as a condition of employment. In addition, each employee is required to complete at least annually a declaration confirming his or her compliance with the PBCE or disclosing any deviations therefrom, which declarations are reviewed by the Chief Executive Officer and reported to the Board of Directors. In 2004, Talisman adopted a security policy (the "Security Policy"). Both the PBCE and the Security Policy incorporate the Voluntary Principles on Security and Human Rights. In January 2008, Talisman became the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

Health, Safety and Environmental Protection

Talisman's corporate health, safety and environment ("HSE") policy commits to three fundamental principles: providing safe and healthy operations, continuous improvement of the Company's environmental performance and respecting the interests of neighbours and other stakeholders. Talisman maintains an integrated HSE management framework and processes to achieve its HSE objectives in a structured way. Internal guidance documents (standards and plans), programs, activities and service arrangements support the implementation of these management processes. Talisman's regional operations are empowered to organize their HSE programs and systems in ways that are locally meaningful and that address their unique risks and priorities. Talisman audits, both internally and externally, its operations periodically to support continuous improvement and demonstrate compliance. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities.

The oil and gas industry is subject to extensive safety and environmental regulations pursuant to legislation, enacted by various levels of government, both in Canada and internationally. The Company maintains a comprehensive range of internal programs and controls to promote regulatory compliance and an appropriate level of safety and environmental protection across its operations. Public expectation regarding the industry's safety and environmental performance remains high and this continues to translate into new and generally more rigorous policies, legislation and regulations. Within jurisdictions and sectors, regulatory instruments and legislation apply generally and do not typically influence competitive position.

The Company does not anticipate making material expenditures for environmental compliance during 2008. However, it does expect to incur site restoration costs over a prolonged period as existing fields become fully produced. Talisman provides for future abandonment and reclamation costs in its financial statements in accordance with Canadian generally accepted accounting principles. Additional information regarding future abandonment and reclamation costs is set forth under note 13 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2007, which information is incorporated herein by reference.

More information about Talisman's corporate responsibility and environmental policies and performance is available on the Company's corporate website at www.talisman-energy.com. The information available on the website includes the PBCE, Security Policy, Talisman's annual Corporate Responsibility Report and HSE management framework.

Talisman Energy 2007 Annual Information Form 41

Employees

At December 31, 2007, Talisman's permanent staff complement was 2,639, as set forth in the table below.

Permanent Staff complement[1] as at December 31, 2007

North America	1,785

United Kingdom	337

Scandinavia	186

Southeast Asia	305

Other[2]	26

Total	2,639

Notes:

1
Contractors and temporary staff are not included in complement numbers.
2
"Other" includes Trinidad and Tobago, Qatar and Peru.

Description of Capital Structure

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. All of the Common Shares are fully paid and non-assessable. As at the date of this Annual Information Form, no preferred shares are outstanding.

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on a parity with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. The first preferred shares are not, except as required by law and as may be determined by the Board of Directors prior to the issuance of a series, entitled to notice of, or to vote at meetings of shareholders.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. The second preferred shares are not, except as required by law and may be determined by the Board of Directors prior to the issuance of a series, entitled to notice of, or to vote at meetings of shareholders.

42 Talisman Energy 2007 Annual Information Form

Ratings

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2007.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Service ("Moody's")	Dominion Bond Rating Service ("DBRS")

Senior Unsecured/Long-Term Rating	BBB+	Baa2	BBB (High)

Outlook	Negative[1]	Stable	Stable

Note:

1
S&P's negative outlook applies to Talisman's corporate rating only.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation.

The credit ratings assigned to the Company's senior unsecured long-term debt securities are not recommendations to purchase, hold or sell the debt securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of the debt securities. In addition, real or anticipated changes in the rating assigned to the debt securities will generally affect the market value of the debt securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations. A negative rating outlook means that a rating may be lowered.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium grade and, as such, may possess certain speculative characteristics.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low." The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present, which reduce the strength of such entity and its rated securities.

Talisman Energy 2007 Annual Information Form 43

Market for the Securities of the Company

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's UK£250 million 6.625% Notes are listed on the London Stock Exchange.

Trading Price and Volume

The following sets out the high and low prices and the volume of trading for the Company's Common Shares (as traded on the TSX) for the periods indicated.

Year	Month	High ($)	Low ($)	Volume

2007	January	21.13	17.70	150,142,612

	February	21.31	19.76	83,112,827

	March	20.66	18.30	115,377,146

	April	22.32	20.23	73,545,746

	May	22.19	20.68	77,039,304

	June	22.67	19.99	110,303,912

	July	21.50	19.07	81,847,116

	August	19.64	16.90	101,426,183

	September	19.84	18.13	89,760,372

	October	20.60	19.01	72,930,476

	November	20.51	17.40	66,183,293

	December	19.02	17.59	55,371,822

Dividends

In 2007, the Company paid semi-annual dividends on Talisman's Common Shares totaling $0.175 per share. The dividends were paid on June 29 and December 31, 2007. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2007 are "eligible dividends" pursuant to provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2008 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual dividends on its Common Shares over the last three years:

Date	Rate Per Common Share[1]

June 30, 2005	$0.0570

December 30, 2005	$0.0570

June 30, 2006	$0.0750

December 29, 2006	$0.0750

June 29, 2007	$0.0875

December 31, 2007	$0.0875

Note:

1
On May 9, 2006 Talisman subdivided its Common Shares on a three-for-one basis. The dividend rate per Common Share prior to this date has been adjusted to reflect this share split.

44 Talisman Energy 2007 Annual Information Form

Directors and Officers

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the April 30, 2008 annual and special meeting of shareholders.

Directors

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including
all officer positions currently held with the Company),
Principal Occupation or Employment for the Past Five Years
or More, Educational Qualifications, Other Current Public
Company Directorships or Directorships in Non-Public
Companies, Organizations or other Entities that Require a
Significant Time Commitment

Douglas D. Baldwin[2,3,4,6] Calgary, Alberta, Canada Age: 71[9]	2001	Douglas Baldwin is the Chairman of the Board of the Company. Mr. Baldwin was the President and Chief Executive Officer of TransCanada PipeLines Limited (pipeline and power company) from 1999 to 2001, Senior Vice-President and a Director of Imperial Oil Limited (natural resource company) from 1992 to 1998 and President and Chief Executive Officer of Esso Resources Canada Limited (natural resource company) from 1988 to 1992. Mr. Baldwin holds a Bachelor of Science degree in Chemical Engineering and was awarded an Honorary Doctor of Laws degree from the University of Calgary in 1999 and an Honorary Doctor of Laws degree from the University of Saskatchewan in 2003.
Current public company directorships[7]: UTS Energy Corporation and Citadel Group of Funds.
Other current directorships[8]: None.

William R.P. Dalton1,[5] Scottsdale, Arizona, United States Age: 64[9]	2005	William Dalton was Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the UK and the Institute of Canadian Bankers.
Current public company directorships[7]: TUI Travel plc.
Other current directorships[8]: HSBC Finance Inc., Associated Electric and Gas Insurance Services (AEGIS), AEGIS Managing Agency for Lloyds of London Syndicate 1225, United States Cold Storage Inc. and Swiss Re GB.

Talisman Energy 2007 Annual Information Form 45

Kevin S. Dunne3,5,[6] Tortola, British Virgin Islands Age: 59[9]	2003	Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company) including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
Current public company directorships[7]: None.
Other current directorships[8]: None.

John A. Manzoni[2] Calgary, Alberta, Canada Age: 48[9]	2007	John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the past 24 years Mr. Manzoni has held several senior strategic and operational leadership positions with BP plc and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the Board of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.
Current public company directorships[7]: SAB Miller.
Other current directorships[8]: Stanford Graduate School of Business Advisory Council.

Lawrence G. Tapp[4] Langley, British Columbia, Canada Age: 70[9]	2001	Lawrence Tapp is the Chairman of Softchoice Corporation, Comcare Health Services and Mainstreet Equity Corporation. Mr. Tapp was the Dean of the Richard Ivey School of Business of the University of Western Ontario from 1995 to 2003, Executive in Residence of the Faculty of Management and Adjunct Professor of the University of Toronto from 1992 to 1995 and Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited (packaging conglomerate) from 1985 to 1992. Mr. Tapp holds a Bachelor of Arts degree, an Executive Master of Business Administration degree and a Doctor of Laws from McMaster University.
Current public company directorships[7]: Softchoice Corporation, CCL Industries Inc. and Mainstreet Equity Corporation.
Other current directorships[8]: Nature Conservancy of Canada and Comcare Health Services.

46 Talisman Energy 2007 Annual Information Form

Stella M. Thompson2,4,[5] Calgary, Alberta, Canada Age: 63[9]	1995	Stella Thompson is a Principal of Governance West Inc. (corporate governance consulting company) and President of Stellar Energy Ltd. (energy and management consulting company). Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company) prior to June 1991. Ms. Thompson holds a Bachelor of Arts degree in Economics and a Master of Arts degree in Economics and has been awarded the ICD.D designation by the Institute of Corporate Directors.
Current public company directorships[7]: Resverlogix Corp.
Other current directorships[8]: Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, Calgary Airport Authority and Genome Alberta (Vice Chair).

John D. Watson1,[5] Calgary, Alberta, Canada Age: 62[9]	2007	John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation (oil and gas exploration and production company) from April 2002 to February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (oil and gas exploration and production company and predecessor to EnCana Corporation) from June 1987 to March 2002. Mr. Watson holds a Bachelor of Arts degree and a Masters of Business Administration and has been awarded the ICD.D designation by the Institute of Corporate Directors. Mr. Watson is also a Fellow of the Alberta Institute of Chartered Accountants.
Current public company directorships[7]: Nortel Networks Corporation, Nortel Networks Limited, UTS Energy Corporation.
Other current directorships[8]: Alberta Investment Management Corporation.

Robert G. Welty1,[3] Calgary, Alberta, Canada Age: 68[9]	2003	Robert Welty served as the Chairman and a Director of Sterling Resources Ltd. ("Sterling") (oil and gas exploration and development company) from 1997 to 2007 and as Chief Executive Officer of Sterling from 1998 to 2005. Mr. Welty was the President of Escondido Resources (International) Ltd. (oil and gas exploration company) from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oil field service company) from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company) from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company) from 1976 to 1988. Mr. Welty holds a Bachelor of Arts degree (Honors) in Economics and is a Chartered Accountant.
Current public company directorships[7]: None.
Other current directorships[8]: None.

Talisman Energy 2007 Annual Information Form 47

Charles R. Williamson3,[4] Sonoma, California, United States Age: 59[9]	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
Current public company directorships[7]: Weyerhaeuser Inc. and PACCAR Inc.
Other current directorships[8]: None.

Charles W. Wilson1,2,[6] Evergreen, Colorado, United States Age: 68[9]	2002	Charles Wilson was the President and Chief Executive Officer of Shell Canada (integrated oil and gas company) from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company (integrated oil and gas company) from 1988 to 1993, Vice President US Refining and Marketing of Shell Oil Company and has held various positions in the domestic and international natural resource operations of Shell prior to 1988. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.
Current public company directorships[7]: ATCO Ltd, Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited.
Other current directorships[8]: None.

Notes:

1
Member of the Audit Committee.
2
Member of the Executive Committee.
3
Member of the Governance and Nominating Committee.
4
Member of the Management Succession and Compensation Committee.
5
Member of the Pension Funds Committee.
6
Member of the Reserves Committee.
7
Refers only to issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.
8
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.
9
Ages are calculated as at March 1, 2008.

48 Talisman Energy 2007 Annual Information Form

Officers

The following table sets out the name, city, province and country of residence and office held with Talisman of each of the executive officers and assistant corporate secretaries of the Company.

Name and Province or State and Country of Residence	Office

John A. Manzoni Calgary, Alberta, Canada	President and Chief Executive Officer

A. Paul Blakeley Calgary, Alberta, Canada	Executive Vice-President, International Operations (East)

Philip D. Dolan Calgary, Alberta, Canada	Vice-President, Finance and Chief Financial Officer

Ronald J. Eckhardt Calgary, Alberta, Canada	Executive Vice-President, North American Operations

T. Nigel D. Hares Calgary, Alberta, Canada	Executive Vice-President, International Operations (West)

Robert M. Redgate Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

M. Jacqueline Sheppard Calgary, Alberta, Canada	Executive Vice-President, Corporate and Legal, and Corporate Secretary

John 't Hart Calgary, Alberta, Canada	Executive Vice-President, Exploration

C. Tamiko Ohta Calgary, Alberta, Canada	Assistant Corporate Secretary

Christine D. Lee Calgary, Alberta, Canada	Assistant Corporate Secretary

Leslie A. Lawson Calgary, Alberta, Canada	Assistant Corporate Secretary

In early 2003, the Company changed the titles of all its then existing vice-presidents to better reflect the roles and responsibilities of their continuing offices. Ronald Eckhardt has held his current position since October 1, 2003. From January to October, 2003 he served as Vice-President, Southern District of North American Operations of the Company; prior to that he served as Senior Manager, Western Operations, and prior to that he served as Manager, Eastern Operations of the Company. Paul Blakeley has held his current position since September 2006. From January to September 1, 2006, he served as Vice-President, Southeast Asia; prior to that he served as Vice-President, UK, and prior to that he served as General Manager, UK. Philip Dolan has held his current position since December 1, 2006. From April 1996 to December 2006, he held the position of Controller of the Company. John 't Hart has held his current position since June 25, 2003. Prior to that, he served as Senior Manager, International Exploration of the Company, and prior to that he served as Manager, International Exploration of the Company. John Manzoni was appointed as President and Chief Executive Officer of Talisman on September 1, 2007. From 2002-2007, he served as Chief Executive, Refining and Marketing of BP Group. All of the other executive officers of the Company have held their offices for at least five years.

In 2003, Stella M. Thompson, a director of the Company, was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada.

Shareholdings of Directors and Executive Officers

As of March 1, 2008, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 607,106 Common Shares of the Company, representing 0.06% of the issued and outstanding Common Shares of the Company.

Talisman Energy 2007 Annual Information Form 49

Conflicts of Interest

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

As described in "Corporate Responsibility and Environmental Protection", Talisman has adopted the PBCE, which applies to all directors, officers and employees of Talisman and its subsidiaries. As required by the PBCE, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers and employees are required to abide by an internal Conflict of Interest in Employment Policy.

Audit Committee Information

Information concerning the Audit Committee of the Company, as required by Multilateral Instrument 52-110, is provided in Schedule C to this Annual Information Form.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plantiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

50 Talisman Energy 2007 Annual Information Form

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Project Completion Risks

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; and regulatory matters. The significant rate of inflation in the cost of materials and services over the last three years has become a major factor affecting project economics and project planning.

Dependence on Third Party Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance. The success and timing of Talisman's activities on assets operated by others will therefore depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices. For information on the percentages, of assets that are operated/non-operated by Talisman, see "Description of the Business".

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries ("OPEC"), world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSC's is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Talisman Energy 2007 Annual Information Form 51

Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. With recent record commodity prices, there is a corresponding re-emergence of nationalization or expropriation and increased taxation risk in many countries. In addition, both Indonesia and Algeria are members of OPEC. Talisman's operations in these countries may therefore be impacted by the application of OPEC quotas. Various countries in which the Company is active, including Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private land owners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

Recruitment, Retention and Succession

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Numerous competing large scale oil and gas development projects have significantly increased the demand for industry specific personnel. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, storms or other adverse weather conditions and other occurrences or accidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, regulatory investigations and penalties and liability to third parties. The Company has developed a comprehensive HSE management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Government Regulations

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses in operating licences. If regulatory approvals are delayed or not obtained, there can also be decreases in production and increases in costs.

52 Talisman Energy 2007 Annual Information Form

Governments may also amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, in October 2007, the Alberta government announced a new royalty framework, planned to become effective in January 2009, that is likely to result in increased royalty rates.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its annual consolidated financial statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual consolidated financial statements.

Greenhouse Gas Emissions

In 1994, the United Nations' Framework Convention on Climate Change came into force which led three years later to the Kyoto Protocol (the "Protocol"). The Protocol came into force in 2005 and requires certain nations to reduce their emissions of carbon dioxide ("CO2") and other greenhouse gases ("GHG emissions"). The Canadian government is currently working with interested parties, including oil and gas producers, to develop a regulatory regime to reduce GHG emissions. It is premature to predict what impact a federal GHG emissions regulatory regime could have on Talisman but it is likely that any mandated reduction in GHG emissions will result in increased costs.

Starting in July 2007, Alberta's Climate Change and Emissions Management Act requires facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce their emissions intensity by 12 per cent from a 2003 to 2005 average baseline. Compliance options include making capital and/or operational improvement, purchasing off sets to apply against the emission total or contributing to a technology fund for GHG emissions reductions. Talisman has estimated the compliance costs to be minimal.

The British Columbia government has announced that it will implement a revenue-neutral carbon tax effective July 1, 2008. Although the legislation has not yet been released in final form, Talisman anticipates that the costs of the carbon tax will not be material.

Talisman's UK installations recently completed the first phase of the European Union Emission Trading Scheme ("EU ETS"), which ran from 2005 to 2007, inclusive. Direct costs associated with this participation have been negligible. Phase two of the EU ETS runs from 2008 to 2012, inclusive. The UK government submitted its National Allocation Plan ("NAP") for Phase two of the EU ETS to the European Commission in August, 2006. The NAP specifies a cap on CO2 emissions for the covered sectors, the methods for allocating emission allowances to covered installations, and the number of emission allowances to be allocated to each covered installation. Talisman expects that Phase two compliance costs will not be material; however, this will depend in part on future pricing in the EU and global carbon markets.

Prior to 2008, Talisman's Norwegian installations were subject to a CO2 emissions tax, which was not significant to Talisman. Beginning in 2008, the Norwegian government expanded its existing national emissions trading system for greenhouse gases and tied it into Phase two of the EU ETS. The expansion of the Norwegian national emissions trading system results in the inclusion of Talisman's Norwegian installations in Phase two of the EU ETS. Beginning in 2008, Talisman's Norwegian installations must purchase emissions credits corresponding to their total annual emissions, and must also continue to pay the CO2 emissions tax.

Talisman Energy 2007 Annual Information Form 53

However, Talisman does not expect Phase two compliance costs to be material because the Norwegian government will reduce the CO2 emissions tax to ensure that total costs of the CO2 emissions tax and emissions credit purchases will be similar to the pre-2008 costs.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this Annual Information Form.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is disclosed under the heading "Competitive Conditions" in this Annual Information Form.

Exchange Rate Fluctuations

Talisman's consolidated financial statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and Norwegian Kroner ("NOK"). These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Interest Rate Risk

Talisman has a combination of fixed and floating rate debt and is therefore exposed to interest rate risk. Borrowing in floating rates exposes the Company to short-term movements in interest rates, while borrowing in fixed rates exposes the Company to mark-to-market interest rate risk as well as reset risk at the debt maturity. This risk could increase the Company's cost of capital and could impact Talisman's financial performance.

Hedging Contracts

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates and in response thereto puts in place hedging contracts from time to time. While the Company does not maintain a defined hedging program, it may in the future find it appropriate to enter into derivative financial instruments and physical delivery contracts to

54 Talisman Energy 2007 Annual Information Form

reduce its exposure. The terms of these instruments or contracts may limit the benefit of commodity price increases and changes in interest rates and currency value, which are otherwise favorable to Talisman and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with the contracts.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems could result in operational difficulties, damage or loss of data or result in unauthorized knowledge and use of information.

Transfer Agents and Registrars

Computershare Investor Services Inc., at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, along with its US co-transfer agent, Computershare Trust Company N.A., is the transfer agent and registrar for the Common Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch (now The Bank of New York, pursuant to a bulk novation order granted on April 3, 2007), One Canada Square, London, E14 5AL, UK, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Bank of Nova Scotia Trust Company of New York of One Liberty Plaza, New York, New York, 10006 acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

Interests of Experts

Talisman's auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Michael Adams, an employee of Talisman, has provided the report on reserves data attached as Schedule A to this Annual Information Form in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Adams owns less than 1% of the outstanding Common Shares.

Additional Information

Additional information related to the Company, including the information incorporated by reference herein, may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2007 and related annual management's discussion and analysis.

Copies of the Company's Annual Report may be obtained from Talisman's website at www.talisman-energy.com or upon request from:

Corporate and Investor Communications Department
Talisman Energy Inc.
3400, 888 3rd Street SW
Calgary, Alberta, T2P 5C5
E-mail: tlm@talisman-energy.com

Talisman Energy 2007 Annual Information Form 55

Schedule A

Report on Reserves Data by Talisman's
Internal Qualified Reserves Evaluator

To the Board of Directors of Talisman Energy Inc. (the "Company"):

  1.
  The Company's staff and I have evaluated the Company's reserves data as at December 31, 2007. The reserves data, which have been prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), consist of the following:

  (a)
  proved oil and gas reserves quantities estimated as at December 31, 2007; and

  (b)
  the related standardized measure of discounted future net cash flows.

  2.
  The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

  3.
  We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) applied in such modified manner as we considered necessary to reflect the terminology and standards of the US Disclosure Requirements. We are not independent of the Company, within the meaning of the term "independent" under those standards.

  4.
  Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook as modified as set out above.

  5.
  The following sets forth the standardized measure of discounted future net cash flows (after deducting income taxes) attributed to proved oil and gas reserve quantities, calculated using a discount rate of 10%, included in the reserves data of the Company evaluated for the year ended December 31, 2007:

Location of Reserves (country or foreign geographic area)	Standardized Measure of Discounted Future Net Cash Flows (millions of Canadian dollars, after income taxes, 10% discount rate)

North America	$6,085

United Kingdom	$5,096

Scandinavia	$1,111

Southeast Asia	$3,516

Other	$970

Total	$16,778

  6.
  In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook applied in the modified manner as set out above.

  7.
  We have no responsibility to update our evaluation for events and circumstances occurring after the date of this report.

  8.
  Reserves data are estimates only and not exact quantities. In addition, the reserves data are based on judgments regarding future events. Accordingly, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed)
Michael Adams
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta

March 7, 2008

56 Talisman Energy 2007 Annual Information Form

Schedule B

Report of Management and Directors on Oil and Gas Disclosure

Management of Talisman Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), which consist of the following:

  (a)
  proved oil and gas reserve quantities estimated as at December 31, 2007; and

  (b)
  the related standardized measure of discounted future net cash flows.

The Company's reserves evaluation staff, including our Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator accompanies this report.

The Reserves Committee of the Board of Directors has:

  (a)
  reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

  (b)
  met with the Internal Qualified Reserves Evaluator to determine whether any restrictions placed by management affect the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

  (c)
  reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

  (a)
  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Annual Information Form accompanying this report;

  (b)
  the filing of the report of the Internal Qualified Reserves Evaluator on the reserves data; and

  (c)
  the content and filing of this report.

In our view, the reliability of the internally generated reserves data is not materially less than would be afforded by our involving independent qualified reserves evaluators or independent qualified reserves auditors to evaluate or audit and review the reserves data. The Company is therefore relying on an exemption, which it sought and was granted by securities regulatory authorities, from the requirement under securities legislation to involve independent qualified reserves evaluators or independent qualified reserves auditors.

The primary factors supporting the involvement of independent qualified reserves evaluators or independent qualified reserves auditors apply when (i) their knowledge of, and experience with, a reporting issuer's reserves data are superior to that of the internal evaluators and (ii) the work of the independent qualified reserves evaluators or independent qualified reserves auditors is significantly less likely to be adversely influenced by self-interest or management of the reporting issuer than the work of internal reserves evaluation staff. In our view, neither of these factors applies in our circumstances.

Our view is based in large part on the following. Our reserves data were developed in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook applied in such modified manner as the Company considered necessary to reflect the terminology and standards of the US Disclosure Requirements. Our procedures, records and controls relating to the accumulation of source data and preparation of reserves data by our internal reserves evaluation staff have been established, refined and documented over many years. Our internal reserves evaluation staff includes approximately 154 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 17 full-time or part-time years of relevant experience in evaluating reserves, of whom 48 are qualified reserves evaluators for purposes of securities regulatory requirements. Our internal reserves evaluation management personnel includes approximately 41 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 26 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 19 of whom were qualified reserves evaluators for purposes of securities regulatory requirements.

Talisman Energy 2007 Annual Information Form 57

Reserves data are estimates only, and are not exact quantities. In addition, the reserves data are based on judgments regarding future events. Accordingly, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed)
John A. Manzoni
President and Chief Executive Officer

(Signed)
Ronald J. Eckhardt
Executive Vice-President,
North American Operations

(Signed)
T. Nigel D. Hares
Executive Vice-President,
International Operations (West)

(Signed)
A. Paul Blakeley
Executive Vice-President,
International Operations (East)

(Signed)
Charles W. Wilson
Director

(Signed)
Kevin S. Dunne
Director

March 7, 2008

58 Talisman Energy 2007 Annual Information Form

Schedule C

Audit Committee Information

Composition of Audit Committee

As at March 7, 2008, Talisman's Audit Committee consists of William R.P. Dalton, John D. Watson, Robert G. Welty (Chairman) and Charles W. Wilson. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in Multilateral Instrument 52-110 ("MI 52-110"). In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that Robert G. Welty is an audit committee financial expert.

MI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Education and Experience

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

William R.P. Dalton held various positions with the HSBC group of companies, including Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and various positions in the Canadian operations of HSBC prior to 1998. He currently serves on the board of directors of TUI Travel plc. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001.

John D. Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation from April 2002 to February 2006 and the Chief Financial Officer of Alberta Energy Company Ltd. (a predecessor to EnCana Corporation) from June 1987 to March 2002. As Executive Vice-President and Chief Financial Officer of EnCana Corporation, Mr. Watson was a member of the senior management team and was directly responsible for EnCana Corporation's capital markets, financial reporting, financial compliance, financial risk management and internal audit, as well as the tax and treasury functions. He currently serves on the board of directors and the audit committee of each of Nortel Networks Corporation, Nortel Networks Limited and UTS Energy Corporation. Mr. Watson holds a Master of Business Administration and is a Chartered Accountant.

Robert G. Welty, Chairman of the Audit Committee, served as Chief Executive Officer of Sterling Resources Ltd. ("Sterling") from 1998 to 2005 and as Chairman and a director of Sterling from 1997 to May 2007. He served as President, Chief Executive Officer and Director of Canadian Fracmaster Ltd. from 1994 to 1995. Mr. Welty was also President, Chief Executive Officer and director of Bow Valley Energy Inc. from 1992 to 1994, which was subsequently acquired by Talisman. Mr. Welty holds a Bachelor of Arts degree (Honors) in Economics and is a Chartered Accountant.

Charles W. Wilson has held various positions with the Shell group of companies, including President, Chief Executive Officer and a director of Shell Canada Limited from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company from 1988 to 1993 and Vice President US Refining and Marketing of Shell Oil Company from 1987 to 1988. He currently serves on the board of directors of ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.

Talisman Energy 2007 Annual Information Form 59

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual consolidated financial statements for 2007 and 2006 and for other services provided by Ernst & Young LLP:

	2007	2006

Audit and Internal Controls Attestation Fees	$4,586,150	$4,807,475

Audit-Related Fees	$299,800	$273,200

Tax Fees	$582,756	$434,550

All Other Fees	$3,500	$–

The audit related fees are primarily for prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee.

The full text of the terms of reference for Talisman's Audit Committee follows.

Terms of Reference

Audit Committee

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process and the integrity of the Company's financial statements and its internal control over financial reporting and the external financial audit process. To fulfil this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Company after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Company. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Company. The

60 Talisman Energy 2007 Annual Information Form

Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Company to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Company (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

Any three members of the Audit Committee shall constitute a quorum.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Company shall have access to the Audit Committee each in the absence of the other.

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Company's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

Role and Responsibilities

A.    Financial Statements and Other Financial Information

The Audit Committee shall:

  1.
  oversee the Company's financial reporting process on behalf of the Board and report on the results of these activities to the Board;

  2.
  review the Company's annual financial statements and management's discussion and analysis of operations which accompanies the annual financial statements and, if determined to be satisfactory, recommend them to the Board for approval;

  3.
  review the annual earnings press release prior to their filing or publication;

  4.
  review and, if determined to be satisfactory, approve the Corporation's interim financial statements and management's discussion and analysis of operations which accompanies interim financial statements prior to their publication, filing or delivery to security holders;

  5.
  review all interim earnings press releases prior to their filing or publication;

  6.
  ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in items 2 to 5 above, and periodically assess the adequacy of those procedures;

  7.
  review the appropriateness of any report or opinion proposed to be rendered in connection with the year-end consolidated financial statements;

  8.
  review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

Talisman Energy 2007 Annual Information Form 61

  9.
  review the appropriateness of impairment provisions;

  10.
  review with the Auditor and with the management of the Company and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

  11.
  review and assess regularly:

  (a)
  the quality and acceptability of accounting policies and financial reporting practices used by the Company;

  (b)
  any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

  (c)
  any new or pending developments, in accounting and reporting standards that may affect the Company;

  (d)
  the key financial estimates and judgements of management that may be material to the financial reporting of the Company;

  (e)
  policies related to financial disclosure risk assessment and management;

  (f)
  responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company; and

  (g)
  receive presentations by management and the Auditor regarding, and review, the accounting treatment of large transactions.

B.    External Audit

The Auditor shall be ultimately accountable to the shareholders of the Company, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Company.

With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Company and its related entities, and confirming the Auditor's independence from the Company.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Company's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Company's audit during the one-year period preceding the date of the initiation of the Company's audit for which the Audit Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Company. The Audit Committee further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

  1.
  review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

  (a)
  engagement letter;

  (b)
  objectives and scope of the external audit work;

  (c)
  materiality limit;

  (d)
  areas of audit risk;

  (e)
  staffing;

62 Talisman Energy 2007 Annual Information Form

    (f)
    timetable; and

    (g)
    proposed fees;

  2.
  annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Company;

  3.
  review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external audit work. The Audit Committee may delegate this authority to grant pre-approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Company;

  4.
  meet with the Auditor and management to discuss the Company's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

  5.
  review and advise the Board with respect to the plan, conduct and reporting of the annual external audit, including but not limited to the following:

  (a)
  any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

  (b)
  any significant accounting or financial reporting issue;

  (c)
  the Auditor's evaluation of the Company's system of internal controls and related procedures and documentation;

  (d)
  the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

  (e)
  any other matters that the Auditor brings to the attention of the Audit Committee;

  6.
  prepare an Audit Committee report to be included in the Company's annual corporate governance disclosure; and

  7.
  fix the remuneration of the Auditor.

C.    Internal Audit

The Audit Committee shall oversee the internal audit function of the Company and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To assist the Board in fulfilling its oversight and monitoring obligations in this area, the Audit Committee shall:

  1.
  review and consider the appropriateness of the internal audit function and organizational framework;

  2.
  be involved in the appointment or removal of the internal auditor;

  3.
  support the independence of the internal audit function and the internal auditor;

  4.
  review and consider the appropriateness of the internal audit plan and resources; and

  5.
  review the findings of the internal auditor and consider the appropriateness of follow-up plans.

D.    Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

  1.
  obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

  (a)
  the information systems, security of information and recovery plans are adequate and reliable; and

  (b)
  the internal control systems and procedures are properly designed and effectively implemented;

  2.
  review the appointment of the Chief Financial Officer prior to his or her appointment and the adequacy of accounting and finance resources, as required; and

Talisman Energy 2007 Annual Information Form 63

  3.
  ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E.    Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

F.    Subsidiaries

The Audit Committee shall receive a report on the Company's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

G.    Tax

The Audit Committee shall receive periodic reports from management on the status of filings including, if applicable, major associated issues.

H.    Legal

The Audit Committee shall receive periodic reports from the General Counsel on legal matters affecting financial disclosure, including claims, potential claims and changes to legislation.

I.    Investigations and Access to Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Company may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Company employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Company shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Company's management as appropriate, including the persons having responsibility for:

  1.
  insurable risks, foreign currency and interest rate exposure and related derivatives;

  2.
  tax exposures and related reserves;

  3.
  systems security and system integrity recovery plans;

  4.
  compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

  5.
  plans and actions taken with respect to commodity price hedging;

  6.
  financial accounting; and

  7.
  internal audit.

The Audit Committee shall receive from management copies of any report of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

J.    General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Company's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

64 Talisman Energy 2007 Annual Information Form

Talisman Energy
3400, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
E-mail: tlm@talisman-energy.com
Website: **www.talisman-energy.com**

TALISMAN
ENERGY

QuickLinks

  Exhibit 99.5
Table of Contents
Forward-Looking Information
Note Regarding Reserves Data and Other Oil and Gas Information
Exchange Rate Information
Abbreviations and Definitions
Corporate Structure
General Development of the Business
Description of the Business
Description of Capital Structure
Market for the Securities of the Company
Dividends
Directors and Officers
Audit Committee Information
Legal Proceedings
Risk Factors
Transfer Agents and Registrars
Interests of Experts
Additional Information
Schedule A Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator
Schedule B Report of Management and Directors on Oil and Gas Disclosure
Schedule C Audit Committee Information